                                        File Nos. 33-
                                        811-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4
                  REGISTRATION STATEMENT UNDER THE SECURITIES
                        ACT OF 1933                    [ X ]


                    Pre-Effective Amendment No.        [   ]

                    Post-Effective Amendment No.       [   ]

                                     and/or

                  REGISTRATION STATEMENT UNDER THE INVESTMENT
                      COMPANY ACT OF 1940              [ X ]

                                 Amendment No.
                        (Check appropriate box or boxes)

                          VARIABLE ANNUITY ACCOUNT SIX
                           (Exact Name of Registrant)

                     Anchor National Life Insurance Company
                              (Name of Depositor)

                              1 SunAmerica Center
                       Los Angeles, California 90067-6022
             (Address of Depositor's Principal Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code
                                 (310) 772-6000

                             Susan L. Harris, Esq.
                     Anchor National Life Insurance Company
                              1 SunAmerica Center
                       Los Angeles, California 90067-6022
                    (Name and Address of Agent for Service)


Title and Amount
of Securities                                                       Amount of
Being Registered                                                    Registration Fee
----------------                                                    ----------------
Flexible Payment          Pursuant to Rule 24f-2, the               $
Deferred Annuity          Registrant has filed an election
Contracts                 to register an indefinite
                          number of securities
                          under the Securities Act of 1933


         Approximate date of commencement of proposed public offering:
     As soon as practicable after the effective date of this registration.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          VARIABLE ANNUITY ACCOUNT SIX

                             Cross Reference Sheet

                              PART A - PROSPECTUS


Item Number in Form N-4                            Caption
-----------------------                            -------
1.       Cover Page.............................   Cover Page

2.       Definitions............................   Definitions

3.       Synopsis...............................   Profile; Fee Tables;
                                                   Portfolio Expenses;
                                                   Examples

4.       Condensed Financial Information........   Examples

5.       General Description of Registrant,
         Depositor and Portfolio Companies......   The Polaris 2000 Variable Annuity; Other Information

6.       Deductions.............................   Expenses

7.       General Description of
         Variable Annuity Contracts.............   The Polaris 2000 Variable Annuity; Purchasing a Polaris 2000 Variable
                                                   Annuity Contract; Investment Options

8.       Annuity Period.........................   Annuity Income Options

9.       Death Benefit..........................   Death Benefit

10.      Purchases and Contract Value...........   Purchasing a Polaris 2000 Variable Annuity Contract

11.      Redemptions............................   Access To Your Money

12.      Taxes..................................   Taxes

13.      Legal Proceedings......................   Other Information - Legal Proceedings

14.      Table of Contents of Statement
         of Additional Information..............   Table of Contents of Statement of Additional Information

                  PART B - STATEMENT OF ADDITIONAL INFORMATION

         Certain information required in part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.


Item Number in Form N-4                            Caption
-----------------------                            -------
15.      Cover Page.............................   Cover Page

16.      Table of Contents......................   Table of Contents

17.      General Information and History........   The Polaris 2000 Variable Annuity (P); Separate Account; General Account;
                                                   Investment Options (P); Other Information

18.      Services...............................   Other Information (P)

19.      Purchase of Securities Being Offered...   Purchasing a Polaris 2000 Variable Annuity Contract (P)

20.      Underwriters...........................   Distribution of Contracts

21.      Calculation of Performance Data........   Performance Data

22.      Annuity Payments.......................   Annuity Income Options (P); Annuity Payments; Annuity Unit Values

23.      Financial Statements...................   Depositor: Other Information - Financial Statements(P);
                                                   Registrant: Financial Statements


                                     PART C

         Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

PROFILE                                                      [POLARIS 2000 LOGO]

APRIL , 1997

This profile is a summary of some of the more important points that you should know and consider before purchasing the Polaris 2000 Variable Annuity. The sections in this profile correspond to sections in the accompanying prospectus which discuss the topics in more detail. The annuity is more fully described in the prospectus. Please read the prospectus carefully.

1. THE POLARIS 2000 VARIABLE ANNUITY

The Polaris 2000 Variable Annuity is a contract between you and Anchor National Life Insurance Company. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as retirement funding. Tax deferral means all your money, including the amount you would otherwise pay in current income taxes, remains in your contract to generate more earnings. Your money could grow faster than it would in a comparable taxable investment.

Polaris 2000 offers a diverse selection of money managers and investment options. You may divide your money among any or all of our 22 variable investment portfolios and 6 fixed investment options. Your investment is not guaranteed. The value of your Polaris 2000 contract can fluctuate up or down, based on the performance of the underlying investments you select and you may experience a loss.

The variable investment portfolios offer professionally managed investment choices with goals ranging from capital preservation to aggressive growth. Your choices for the various investment options are found below.

The contract also offers 6 fixed investment options, for different time periods and each with a different interest rate that is guaranteed by Anchor National.

Like most annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. Your earnings are based on the investment performance of the variable investment portfolios to which your money is allocated and/or the interest rate earned on the fixed investment options. You may withdraw money from your contract during the Accumulation Phase. However, as with other tax-deferred investments, you will pay taxes on earnings and untaxed contributions when you withdraw them. An IRS tax penalty may apply if you make withdrawals before age 59 1/2. During the Income Phase, you will receive payments from your annuity. Your payments may be fixed in dollar amount, vary with investment performance or a combination of both, depending on the annuity income option you select. Among other factors, the amount of money you are able to accumulate in your contract during the Accumulation Phase will determine the amount of your payments during the Income Phase.

2. ANNUITY INCOME OPTIONS

You can select from one of five annuity income options:

(1) payments for your lifetime;

(2) payments for your lifetime and your survivor's lifetime;

(3) payments for your lifetime and your survivor's lifetime, but for not less than 10 years;

(4) payments for your lifetime, but for not less than 10 or 20 years; and

(5) payments for a specified period of 5 to 30 years.

You will also need to decide if you want your monthly payments to fluctuate with investment performance or remain constant, and the date on which your payments will begin. Once you begin receiving payments, you cannot change your annuity option. If your contract is part of a non-qualified retirement plan (one that is established with after tax dollars), payments during the Income Phase are considered partly a return of your original investment. The "original investment" part of each payment is not taxable as income. For contracts which are part of a qualified retirement plan using before tax dollars, the entire payment is taxable as income.

3. PURCHASING A POLARIS 2000 VARIABLE ANNUITY CONTRACT

You can buy a contract through your financial representative, who can also help you complete the proper forms. For Nonqualified contracts, the minimum initial investment is $5,000 and subsequent amounts of $500 or more may be added to your contract at any time during the Accumulation Phase. For Qualified contracts, the minimum initial investment is $2,000 and subsequent amounts of $250 or more may be added to your contract at any time during the Accumulation Phase.

4. INVESTMENT OPTIONS

You may allocate money to the following variable investment portfolios of the Anchor Series Trust and/or the SunAmerica Series Trust:

ANCHOR SERIES TRUST
   MANAGED BY WELLINGTON MANAGEMENT COMPANY, LLP
      - Capital Appreciation Portfolio
      - Growth Portfolio
      - Natural Resources Portfolio
      - Government and Quality Bond Portfolio

SUNAMERICA SERIES TRUST
   MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
      - Global Equities Portfolio
      - Alliance Growth Portfolio
      - Growth-Income Portfolio
   MANAGED BY DAVIS SELECTED ADVISERS, L.P.
      - Venture Value Portfolio
   MANAGED BY FEDERATED INVESTORS
      - Federated Value Portfolio
      - Utility Portfolio
      - Corporate Bond Portfolio
   MANAGED BY GOLDMAN SACHS ASSET MANAGEMENT/ GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL
      - Asset Allocation Portfolio
      - Global Bond Portfolio
   MANAGED BY MORGAN STANLEY ASSET MANAGEMENT INC.
      - International Diversified Equities Portfolio
      - Worldwide High Income Portfolio
   MANAGED BY PHOENIX INVESTMENT COUNSEL, INC.
      - Growth/Phoenix Investment Counsel Portfolio
      - Balanced/Phoenix Investment Counsel Portfolio
   MANAGED BY PROVIDENT INVESTMENT COUNSEL
      - Provident Growth Portfolio
   MANAGED BY SUNAMERICA ASSET MANAGEMENT CORP.
      - Aggressive Growth Portfolio
      - SunAmerica Balanced Portfolio
      - High-Yield Bond Portfolio
      - Cash Management Portfolio

You may also allocate money to the 1, 3, 5, 7 and 10 year fixed investment options and the 1-year DCA account option. The interest rate may differ from time to time but will never be less than 3%. Once established, the rate will not change during the selected period. Your contract value will be adjusted up or down for withdrawals or transfers from the 3, 5, 7 and 10 year fixed investment options prior to the end of the selected period.

5.  EXPENSES

Each year, we deduct a $35 contract maintenance fee ($30 in North Dakota) from your contract. This fee is currently waived if the value of your contract is at least $50,000. We also deduct insurance charges which equal 1.52% annually of the average daily value of your contract allocated to the variable portfolios. The insurance charges include: Mortality and Expense Risk, 1.37%, and Distribution Expense, .15%.

As with other professionally managed investments, there are also investment charges imposed on contracts with money allocated to the variable portfolios, which are estimated to range from .67% to 1.70%.

If you take money out in excess of the amount allowed for in your contract, you may be assessed a withdrawal charge which is a percentage of the money you withdraw. The percentage declines with each year the money is in the contract as follows:

--------------------------------------------------------------------------------
          YEAR              1      2      3      4      5      6      7      8+
--------------------------------------------------------------------------------
   WITHDRAWAL CHARGE       7%     5%     5%     4%     3%     2%     1%     0%
--------------------------------------------------------------------------------

After your first 15 free transfers, a $25 transfer fee ($10 in Pennsylvania and Texas) will apply to each subsequent transfer.

In a limited number of states, you may also be assessed a state premium tax of up to 3.5% depending upon the state.

The following chart is designed to help you understand the charges in your contract. The column "Total Annual Charges" shows the total of the 1.52% insurance charges, the $35 contract maintenance fee and the investment charges for each variable portfolio. We converted the contract maintenance fee to a percentage using an assumed contract size of $30,000. The actual impact of this charge on your contract may differ from this percentage.

The next two columns show two examples of the charges you would pay under the contract. The examples assume that you invested $1,000 in a contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. The premium tax is assumed to be 0% in both examples.

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                EXAMPLES:
                                                                                              TOTAL EXPENSES   TOTAL EXPENSES
                                          TOTAL ANNUAL        TOTAL ANNUAL     TOTAL ANNUAL     AT END OF         AT END OF
       ANCHOR SERIES TRUST PORTFOLIO    INSURANCE CHARGES  INVESTMENT CHARGES    CHARGES          1 YEAR          10 YEARS
    ----------------------------------- -----------------  ------------------  ------------   --------------   --------------

    Capital Appreciation                      1.59%                .80%            2.39%           $ 94             $273
    Growth                                    1.59%                .85%            2.44%           $ 95             $278
    Natural Resources                         1.59%               1.00%            2.59%           $ 96             $292
    Government and Quality Bond               1.59%                .74%                            $ 94             $267

    SUNAMERICA SERIES TRUST PORTFOLIO
    -----------------------------------
    International Diversified Equities        1.59%               1.70%            3.29%           $103             $359
    Global Equities                           1.59%               1.14%            2.73%           $ 98             $306
    Aggressive Growth                         1.59%               1.05%            2.64%           $ 97             $297
    Venture Value                             1.59%               1.00%            2.59%           $ 96             $292
    Federated Value                           1.59%               1.05%            2.64%           $ 97             $297
    Provident Growth                          1.59%                .93%            2.52%           $ 96             $286
    Growth/Phoenix                            1.59%                .76%            2.35%           $ 94             $269
    Alliance Growth                           1.59%                .79%            2.38%           $ 94             $272
    Growth-Income                             1.59%                .77%            2.36%           $ 94             $270
    Asset Allocation                          1.59%                .81%            2.40%           $ 94             $274
    SunAmerica Balanced                       1.59%               1.00%            2.59%           $ 96             $292
    Balanced/Phoenix                          1.59%                .98%            2.57%           $ 96             $290
    Utility                                   1.59%               1.05%            2.64%           $ 97             $297
    Worldwide High Income                     1.59%               1.30%            2.89%           $ 99             $321
    High-Yield Bond                           1.59%                .80%            2.39%           $ 94             $273
    Global Bond                               1.59%                .95%            2.54%           $ 96             $288
    Corporate Bond                            1.59%                .96%            2.55%           $ 96             $289
    Cash Management                           1.59%                .67%            2.26%           $ 93             $260
----------------------------------------------------------------------------------------------------------------------------------

     For more detailed information, see the Fee Tables and Examples in the prospectus.

6. TAXES

Unlike taxable investments where earnings are taxed in the year they are earned, taxes on amounts earned in a Nonqualified contract (one that is established with after tax dollars) are deferred until they are withdrawn. In a Qualified contract (one that is established with before tax dollars like an IRA), all amounts are taxable when they are withdrawn.

When you begin taking distributions or withdrawals from your contract, earnings are considered to be taken out first and will be taxed at your ordinary income rate. You may be subject to a 10% IRS tax penalty for distributions or withdrawals before age 59 1/2.

7. ACCESS TO YOUR MONEY

During the first year, you may withdraw free of a withdrawal charge an amount that is equal to the penalty-free earnings in your contract as of the date you make the withdrawal or, if you participate in the Systematic Withdrawal Program, you may withdraw 10% of your total invested amount less any withdrawals made during the year. After the first year, your maximum free withdrawal amount is the greater of: (1) the penalty-free earnings or (2) 10% of your total invested amount that has been invested for at least one year, less any withdrawals made during the year.

Withdrawals in excess of these limits will be assessed a withdrawal charge. Withdrawals may be made from your contract in the amount of $1,000 or more. You may request a withdrawal in writing or by establishing systematic withdrawals.

If you withdraw your entire contract value, you will not receive the benefit of any free withdrawal amount. After your money has been in the contract for seven full years, there are no withdrawal charges on that portion of the money that you have invested for at least seven full years. Of course, you may have to pay income tax and a 10% IRS tax penalty may apply if you are under age 59 1/2. Additionally, withdrawal charges are not assessed when a death benefit is paid.

8. PERFORMANCE

The value of your annuity will fluctuate depending upon the investment performance of the portfolio(s) you choose. In order to keep track of your contract, we use units.

When you invest in Polaris 2000, your money is actually invested in the underlying portfolios of the Anchor Series Trust and/or the SunAmerica Series Trust. These trusts are older than the annuity itself and have served as underlying investments for other variable annuity contracts. The performance for Polaris 2000 will be derived from the performance of the corresponding portfolios of the trusts, modified to reflect Polaris 2000's charges and expenses as if the contracts had been in existence during the period stated in advertisements. Of course, past performance does not guarantee future results.

As of the date of this prospectus, the sale of Polaris 2000 contracts had not begun. Therefore, no performance is presented here.

9. DEATH BENEFIT

If you should die during the Accumulation Phase, your beneficiary will receive a death benefit. You must select from the two death benefit options described below at the time you purchase your contract. Once selected, your death benefit may not be changed. You should discuss with your financial representative the options available to you and which option is best for you.

OPTION 1 - PURCHASE PAYMENT ACCUMULATION OPTION:

The death benefit is the greater of:

     (1) the value of your contract,

     (2) the money you put in less any withdrawals, all compounded at 4% annually (3% if age 70 or older at time of issue), or

     (3) the value of your contract on the seventh contract anniversary less any withdrawals plus any additional money you put in since the seventh anniversary, all compounded at 4% annually (3% if age 70 or older at time of issue).

OPTION 2 - MAXIMUM ANNIVERSARY VALUE OPTION:

The death benefit is the greater of:

     (1) the value of your contract,

     (2) the money you put in less any withdrawals, or

     (3) the maximum of the anniversary values up to your 81st birthday. The anniversary value is equal to the value of your contract on the contract anniversary less any withdrawals plus any additional money you put in since that anniversary.

If you are age 90 or older at the time of death, the death benefit under option 2 is the value of your contract.

10. OTHER INFORMATION

Free Look: You may cancel your contract within ten days (or longer if required by state law) by mailing it to our Annuity Service Center. Your contract will be treated as void on the date we receive it and we will pay you an amount equal to the value of your contract (unless your state requires us to return your original investment). Its value may be more or less than the money you initially invested. If state law requires us to return your original investment, we may put your money in the Cash Management Portfolio during the free look period.

Asset Allocation Rebalancing: If selected by you, this program seeks to keep your investment in line with your goals. We will maintain your specified allocation mix in the variable investment portfolios and the 1-year fixed investment option by readjusting your money on a calendar quarter, semiannual or annual basis.

Systematic Withdrawal Program: If selected by you, this program allows you to receive either monthly, quarterly, semiannual or annual checks during the Accumulation Phase. Systematic withdrawals may also be electronically wired to your bank account. Of course, withdrawals may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2.

Dollar Cost Averaging: If selected by you, this program allows you to invest gradually in the equity and bond portfolios from any of the variable investment portfolios, the 1-year fixed investment option or the 1-year DCA account option.

Automatic Payment Plan: You can add to your contract directly from your bank account with as little as $20 per month.

Confirmations and Quarterly Statements: You will receive a confirmation of each transaction within your contract. On a quarterly basis, you will receive a complete statement of your transactions over the past quarter and a summary of your account values.

11. INQUIRIES

If you have questions about your contract or need to make changes, call your financial representative or contact us at:

    Anchor National Life Insurance Company
    Annuity Service Center
    P.O. Box 54299
    Los Angeles, California 90054-0299
    Telephone Number: (800) 445-SUN2

If money accompanies your correspondence, you should direct it to:

    Anchor National Life Insurance Company
    P.O. Box 100330
    Pasadena, California 91189-0001

                                     [LOGO]

                                   PROSPECTUS
                               APRIL       , 1997

Please read this prospectus           FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS
carefully before investing and        issued by
keep it for future reference.         ANCHOR NATIONAL LIFE INSURANCE COMPANY
  It contains important               in connection with
information about the Polaris         VARIABLE ANNUITY ACCOUNT SIX
2000 Variable Annuity.                The annuity has 28 investment choices - 6 fixed investment options and 22 variable investment portfolios listed below. The 6 fixed investment
To learn more about the annuity       options include specified periods of 1, 3, 5, 7 and 10 years and the
offered by this prospectus, you       1-year DCA account. The 22 variable investment portfolios are part of the
can obtain a copy of the              Anchor Series Trust or the SunAmerica Series Trust.
Statement of Additional
Information ("SAI") dated April       ANCHOR SERIES TRUST:
  , 1997. The SAI has been            MANAGED BY WELLINGTON MANAGEMENT COMPANY, LLP
filed with the Securities and         - Capital Appreciation Portfolio
Exchange Commission ("SEC") and       - Growth Portfolio
is incorporated by reference          - Natural Resources Portfolio
into this prospectus. The Table       - Government and Quality Bond Portfolio
of Contents of the SAI appears
on page   of this prospectus.         SUNAMERICA SERIES TRUST:
For a free copy of the SAI,           MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
call us at (800) 445-SUN2 or          - Global Equities Portfolio
write to us at our Annuity            - Alliance Growth Portfolio
Service Center, P.O. Box 54299,       - Growth-Income Portfolio
Los Angeles, California               MANAGED BY DAVIS SELECTED ADVISERS, L.P.
90054-0299.                           - Venture Value Portfolio
                                      MANAGED BY FEDERATED INVESTORS
ANNUITIES INVOLVE RISKS,              - Federated Value Portfolio
INCLUDING POSSIBLE LOSS OF            - Utility Portfolio
PRINCIPAL, AND ARE NOT A              - Corporate Bond Portfolio
DEPOSIT OR OBLIGATION OF, OR          MANAGED BY GOLDMAN SACHS ASSET MANAGEMENT/
GUARANTEED OR ENDORSED BY, ANY        GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL
BANK. THEY ARE NOT FEDERALLY          - Asset Allocation Portfolio
INSURED BY THE FEDERAL DEPOSIT        - Global Bond Portfolio
INSURANCE CORPORATION, THE            MANAGED BY MORGAN STANLEY ASSET MANAGEMENT INC.
FEDERAL RESERVE BOARD OR ANY          - International Diversified Equities Portfolio
OTHER AGENCY.                         - Worldwide High Income Portfolio
                                      MANAGED BY PHOENIX INVESTMENT COUNSEL, INC.
                                      - Growth/Phoenix Investment Counsel Portfolio
                                      - Balanced/Phoenix Investment Counsel Portfolio
                                      MANAGED BY PROVIDENT INVESTMENT COUNSEL
                                      - Provident Growth Portfolio
                                      MANAGED BY SUNAMERICA ASSET MANAGEMENT CORP.
                                      - Aggressive Growth Portfolio
                                      - SunAmerica Balanced Portfolio
                                      - High-Yield Bond Portfolio
                                      - Cash Management Portfolio

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                          TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 GLOSSARY.............................................    3
 FEE TABLES...........................................    4
       Owner Transaction Expenses.....................    4
       Annual Separate Account Expenses...............    4
       Portfolio Expenses.............................    4
 EXAMPLES.............................................    5
 1.    THE POLARIS 2000 VARIABLE ANNUITY..............    6
 2.    ANNUITY INCOME OPTIONS.........................    6
       Allocation of Annuity Payments.................    7
       Annuity Payments...............................    7
       Transfers During the Income Phase..............    7
       Deferment of Payments..........................    7
 3.    PURCHASING A POLARIS 2000 VARIABLE ANNUITY
       CONTRACT.......................................    7
       Allocation of Purchase Payments................    8
       Accumulation Units.............................    8
       Free Look......................................    8
 4.    INVESTMENT OPTIONS.............................    8
       Variable Investment Options....................    8
       Anchor Series Trust............................    8
       SunAmerica Series Trust........................    9
       Fixed Investment Options.......................    9
       Market Value Adjustment........................    9
       Transfers During the Accumulation Phase........   10
       Dollar Cost Averaging..........................   10
       Asset Allocation Rebalancing...................   11
       Voting Rights..................................   11
       Substitution...................................   11
 5.    EXPENSES.......................................   11
       Insurance Charges..............................   11
       Mortality and Expense Risk Charge..............   11
       Distribution Expense Charge....................   11
       Withdrawal Charges.............................   11
       Investment Charges.............................   12
       Contract Maintenance Fee.......................   12
       Transfer Fee...................................   12
       Premium Taxes..................................   12
       Income Taxes...................................   12
       Reduction or Elimination of Certain Charges....   12
 6.    TAXES..........................................   12
       Annuity Contracts in General...................   12
       Tax Treatment of Distributions - Nonqualified
       Contracts......................................   13
       Tax Treatment of Distributions -
       Qualified Contracts............................   13
       Diversification................................   13
 7.    ACCESS TO YOUR MONEY...........................   13
       Systematic Withdrawal Program..................   14
       Minimum Contract Value.........................   14
 8.    PERFORMANCE....................................   14
 9.    DEATH BENEFIT..................................   15
 10.   OTHER INFORMATION..............................   16
       Anchor National................................   16
       The Separate Account...........................   16
       The General Account............................   16
       Distribution...................................   16
       Administration.................................   16
       Legal Proceedings..............................   16
       Ownership......................................   17
       Custodian......................................   17
       Additional Information.........................   17
       Selected Consolidated Financial Data...........   18
       Management Discussion and Analysis.............   19
       Properties.....................................   19
       Directors and Executive Officers...............   20
       Executive Compensation.........................   21
       Security Ownership of Owners and
       Management.....................................   21
       State Regulation...............................   21
       Independent Accountants........................   22
       Financial Statements...........................   22
 TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL
 INFORMATION..........................................   22
 FINANCIAL STATEMENTS.................................   22
 APPENDIX A -- MARKET VALUE ADJUSTMENT................   24
 APPENDIX B -- PREMIUM TAXES..........................   25

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    GLOSSARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

ACCUMULATION PHASE - The period during which you invest money in your contract.

ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT(S) - The person(s) on whose life (lives) we base annuity payments.

ANNUITY DATE - The date on which annuity payments are to begin, as selected by you.

ANNUITY UNITS - A measurement we use to calculate the amount of annuity payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY (IES) - The person(s) designated to receive any benefits under the contract if you or the Annuitant dies.

INCOME PHASE - The period during which we make annuity payments to you. IRS - The Internal Revenue Service.

NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

PORTFOLIO(S) - The variable investment options available under the contract. Each Portfolio has its own investment objective and is invested in the underlying investments of the Anchor Series Trust or the SunAmerica Series Trust.

PURCHASE PAYMENTS - The money you give us to buy the contract, as well as any additional money you give us to invest in the contract after you own it.

QUALIFIED (CONTRACT) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or individual retirement account ("IRA").

TRUSTS - Refers to the Anchor Series Trust and the SunAmerica Series Trust collectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   FEE TABLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE (AS A PERCENTAGE OF EACH PURCHASE PAYMENT)
Year 1.....................   7%   Year 5.....................   3%
Year 2.....................   6%   Year 6.....................   2%
Year 3.....................   5%   Year 7.....................   1%
Year 4.....................   4%   Year 8+....................   0%
CONTRACT MAINTENANCE FEE*.......  $35 ($30 in North Dakota)
  *waived if contract value is $50,000 or more
TRANSFER FEE....................  No charge for first 15 transfers each year; thereafter, fee is
                                  $25 ($10 in Pennsylvania and
                                  Texas)

  ANNUAL SEPARATE ACCOUNT EXPENSES
  (AS A PERCENTAGE OF DAILY NET ASSET VALUE)

  Mortality and Expense Risk Charge...............   1.37%
  Distribution Expense Charge.....................   0.15%
                                                     -----
      TOTAL SEPARATE ACCOUNT EXPENSES                1.52%
                                                     =====

                               PORTFOLIO EXPENSES

                              ANCHOR SERIES TRUST
(AS A PERCENTAGE OF AVERAGE NET ASSETS FOR THE TRUST'S TWELVE-MONTH PERIOD ENDED
                               NOVEMBER 30, 1995)

                                                            MANAGEMENT          OTHER         TOTAL ANNUAL
                          PORTFOLIO                             FEE           EXPENSES          EXPENSES
    -------------------------------------------------------------------------------------------------------
    -------------------------------------------------------------------------------------------------------
    Capital Appreciation                                         .70%            .10%               .80%
    -------------------------------------------------------------------------------------------------------
    Growth                                                       .74%            .11%               .85%
    -------------------------------------------------------------------------------------------------------
    Natural Resources                                            .75%            .25%              1.00%
    -------------------------------------------------------------------------------------------------------
    Government and Quality Bond                                  .62%            .12%               .74%
    -------------------------------------------------------------------------------------------------------
    -------------------------------------------------------------------------------------------------------

                            SUNAMERICA SERIES TRUST
    (AS A PERCENTAGE OF AVERAGE NET ASSETS FOR THE TRUST'S FISCAL YEAR ENDED
                               NOVEMBER 30, 1995)

                                                            MANAGEMENT          OTHER         TOTAL ANNUAL
                          PORTFOLIO                             FEE           EXPENSES          EXPENSES
    -------------------------------------------------------------------------------------------------------
    -------------------------------------------------------------------------------------------------------
    International Diversified Equities                          1.00%            .70%              1.70%
    -------------------------------------------------------------------------------------------------------
    Global Equities                                              .83%            .31%              1.14%
    -------------------------------------------------------------------------------------------------------
    Aggressive Growth                                            .75%            .30%              1.05%
    -------------------------------------------------------------------------------------------------------
    Venture Value                                                .79%            .21%              1.00%
    -------------------------------------------------------------------------------------------------------
    Federated Value                                              .75%            .30%              1.05%
    -------------------------------------------------------------------------------------------------------
    Provident Growth                                             .83%            .10%               .93%
    -------------------------------------------------------------------------------------------------------
    Growth/Phoenix Investment Counsel                            .67%            .09%               .76%
    -------------------------------------------------------------------------------------------------------
    Alliance Growth                                              .68%            .11%               .79%
    -------------------------------------------------------------------------------------------------------
    Growth-Income                                                .67%            .10%               .77%
    -------------------------------------------------------------------------------------------------------
    Asset Allocation                                             .68%            .13%               .81%
    -------------------------------------------------------------------------------------------------------
    SunAmerica Balanced                                          .70%            .30%              1.00%
    -------------------------------------------------------------------------------------------------------
    Balanced/Phoenix Investment Counsel                          .70%            .28%               .98%
    -------------------------------------------------------------------------------------------------------
    Utility                                                      .75%            .30%              1.05%
    -------------------------------------------------------------------------------------------------------
    Worldwide High Income                                       1.00%            .30%              1.30%
    -------------------------------------------------------------------------------------------------------
    High-Yield Bond                                              .69%            .11%               .80%
    -------------------------------------------------------------------------------------------------------
    Global Bond                                                  .75%            .20%               .95%
    -------------------------------------------------------------------------------------------------------
    Corporate Bond                                               .70%            .26%               .96%
    -------------------------------------------------------------------------------------------------------
    Cash Management                                              .55%            .12%               .67%
    -------------------------------------------------------------------------------------------------------
    -------------------------------------------------------------------------------------------------------

The percentages for the Aggressive Growth, Federated Value, SunAmerica Balanced and Utility Portfolios are based on estimated amounts for the current fiscal year.

     THE ABOVE PORTFOLIO EXPENSES WERE PROVIDED BY THE TRUSTS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION AND DISCLAIM ALL
     LIABILITY FOR ANY CLAIM, LOSS OR EXPENSE RESULTING FROM ANY INACCURATE
                         INFORMATION ABOUT THE TRUSTS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You will pay the following expenses on a $1,000 investment in each Portfolio, assuming a 5% annual return on assets and:

(a) surrender of the contract at the end of the stated time period;

(b) if the contract is not surrendered or annuitized.

PORTFOLIO                               1 YEAR     3 YEARS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Capital Appreciation                    (a)  $94     (a) $125
                                        (b)  $24     (b)  $75
--------------------------------------------------------------
Growth                                  (a)  $95     (a) $126
                                        (b)  $25     (b)  $76
--------------------------------------------------------------
Natural Resources                       (a)  $96     (a) $131
                                        (b)  $26     (b)  $81
--------------------------------------------------------------
Government and Quality Bond             (a)  $94     (a) $123
                                        (b)  $24     (b)  $73
--------------------------------------------------------------
International Diversified Equities      (a) $103     (a) $151
                                        (b)  $33     (b) $101
--------------------------------------------------------------
Global Equities                         (a)  $98     (a) $135
                                        (b)  $28     (b)  $85
--------------------------------------------------------------
Aggressive Growth                       (a)  $97     (a) $132
                                        (b)  $27     (b)  $82
--------------------------------------------------------------
Venture Value                           (a)  $96     (a) $131
                                        (b)  $26     (b)  $81
--------------------------------------------------------------
Federated Value                         (a)  $97     (a) $132
                                        (b)  $27     (b)  $82
--------------------------------------------------------------
Provident Growth                        (a)  $96     (a) $128
                                        (b)  $26     (b)  $78
--------------------------------------------------------------
Growth/Phoenix Investment Counsel       (a)  $94     (a) $123
                                        (b)  $24     (b)  $73
--------------------------------------------------------------
Alliance Growth                         (a)  $94     (a) $124
                                        (b)  $24     (b)  $74
--------------------------------------------------------------
Growth-Income                           (a)  $94     (a) $124
                                        (b)  $24     (b)  $74
--------------------------------------------------------------
Asset Allocation                        (a)  $94     (a) $125
                                        (b)  $24     (b)  $75
--------------------------------------------------------------
SunAmerica Balanced                     (a)  $96     (a) $131
                                        (b)  $26     (b)  $81
--------------------------------------------------------------
Balanced/Phoenix Investment Counsel     (a)  $96     (a) $130
                                        (b)  $26     (b)  $80
--------------------------------------------------------------
Utility                                 (a)  $97     (a) $132
                                        (b)  $27     (b)  $82
--------------------------------------------------------------
Worldwide High Income                   (a)  $99     (a) $139
                                        (b)  $29     (b)  $89
--------------------------------------------------------------
High-Yield Bond                         (a)  $94     (a) $125
                                        (b)  $24     (b)  $75
--------------------------------------------------------------
Global Bond                             (a)  $96     (a) $129
                                        (b)  $26     (b)  $79
--------------------------------------------------------------
Corporate Bond                          (a)  $96     (a) $129
                                        (b)  $26     (b)  $79
--------------------------------------------------------------
Cash Management                         (a)  $93     (a) $121
                                        (b)  $23     (b)  $71

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

EXPLANATION OF FEE TABLES AND EXAMPLES

1. The purpose of the Fee Tables is to show you the various expenses you would incur directly and indirectly by investing in the contract.

2. For certain Portfolios, the adviser, SunAmerica Asset Management Corp., has voluntarily agreed to waive fees or reimburse certain expenses, if necessary, to keep annual operating expenses at or below the lesser of the maximum allowed by any applicable state expense limitations or the following percentages of each Portfolio's average net assets: International Diversified Equities (1.70%); Global Equities (1.50%); Aggressive Growth (1.05%); Venture Value (1.10%); Provident Growth (1.10%); Growth/Phoenix Investment Counsel (.95%); Federated Value (1.05%); Alliance Growth (.95%); Growth-Income (.95%); Asset Allocation (.99%); Balanced/Phoenix Investment Counsel (1.00%); SunAmerica Balanced (1.00); Utility (1.05%); Worldwide High Income (1.60%); High Yield Bond (.95%); Global Bond (1.35%); Corporate Bond (1.00%); and Cash Management (.85%). The adviser also may voluntarily waive or reimburse additional amounts to increase a Portfolio's investment return. All waivers and/or reimbursements may be terminated at any time. Furthermore, the adviser may recoup any waivers or reimbursements within the following two years, provided that the Portfolio is able to make such payment and remain in compliance with the foregoing expense limitations.

3. The Examples assume that no transfer fees were imposed. Premium taxes are not reflected.

4. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

 AS OF THE DATE OF THIS PROSPECTUS, THE SALE OF POLARIS 2000 CONTRACTS HAD NOT
   BEGUN AND THE PORTFOLIOS DID NOT HAVE ANY ASSETS. THEREFORE, NO CONDENSED
                    FINANCIAL INFORMATION IS PRESENTED HERE.

----------------------------------------------------------------
----------------------------------------------------------------
                      1. THE POLARIS 2000 VARIABLE ANNUITY
----------------------------------------------------------------
----------------------------------------------------------------

An annuity is a contract between you, as the owner, and an insurance company. The contract provides tax deferral for your earnings, as well as a death benefit and a guaranteed income in the form of annuity payments beginning on a date you select. Until you decide to begin receiving annuity payments, your annuity is in the Accumulation Phase. Once you begin receiving annuity payments, your contract switches to the Income Phase. If you die during the Accumulation Phase, the insurance company guarantees a death benefit to your Beneficiary.

The Polaris 2000 Variable Annuity Contract is issued by Anchor National Life Insurance Company ("Anchor National"), a stock life insurance company organized under the laws of the state of Arizona. Its principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022. Anchor National conducts life insurance and annuity business in the District of Columbia and in all states except New York. Anchor National is an indirect wholly owned subsidiary of SunAmerica Inc., a Maryland corporation.

During the Accumulation Phase, the value of your annuity benefits from tax deferral. This means your earnings accumulate on a tax-deferred basis until you take money out of your contract. The Income Phase occurs if you decide to receive annuity payments. You select the date on which annuity payments are to begin.

The contract is called a variable annuity because you can choose among 22 variable investment Portfolios. Depending upon market conditions, you can make or lose money in any of these Portfolios. If you allocate money to the Portfolios, the amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the investment performance of the Portfolio(s) you select. The amount of the annuity payments you receive during the Income Phase from the variable portion of your contract also depends upon the investment performance of the Portfolios you select for the Income Phase.

The contract also contains 6 fixed investment options. Your money will earn interest at the rate set by Anchor National. The interest rate is guaranteed by Anchor National for the time you agree to leave your money in the fixed investment option. We currently offer fixed investment options for 1, 3, 5, 7 and 10 year periods and a 1-year DCA account option. If you allocate money to the fixed investment options, the amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the total interest credited to your contract. An adjustment to your contract will apply to withdrawals or transfers from the 3, 5, 7 and 10 year fixed investment options prior to the end of the selected period. The amount of annuity payments you receive during the Income Phase from the fixed portion of your contract will remain level for the entire Income Phase.

----------------------------------------------------------------
----------------------------------------------------------------
                           2. ANNUITY INCOME OPTIONS
----------------------------------------------------------------
----------------------------------------------------------------

When you switch to the Income Phase, you will receive regular income payments under the contract. Annuity payments will be made on a monthly, quarterly, semiannual or annual basis. You can choose to have your annuity payments sent to you by check or electronically wired to your bank.

You select the date on which annuity payments are to begin, which must be the first day of a month and must be at least two years after the date your contract is issued. We call this the Annuity Date. You may change your Annuity Date at least seven days prior to the date that your payments are to begin. However, annuity payments must begin by the later of your 90th birthday or ten years after the date your contract is issued. If no Annuity Date is selected, annuity payments will begin on the later of your 90th birthday or ten years after the date your contract is issued. If the Annuity Date is past your 85th birthday, it is possible that the contract would not be treated as an annuity and you may incur adverse tax consequences.

The Annuitant is the person on whose life annuity payments are based. You may change the Annuitant at any time prior to the Annuity Date. You may also designate a second person on whose life annuity payments are based. If the Annuitant dies before the Annuity Date, you must notify us and designate a new Annuitant.

If you do not choose an annuity income option, annuity payments will be made in accordance with option 4 (below) for 10 years. If the annuity payments are for joint lives, then we will make payments in accordance with option 3. We will pay the annuity in one lump sum if your contract is less than $5,000, where permitted by state law. Likewise, if your annuity payments would be less than $50 monthly, we have the right to change the frequency of your payment to be on a quarterly, semiannual or annual basis so that your annuity payments are at least $50. Annuity payments will be made to you unless you designate another person to receive them. In that case, you must notify us in writing at least thirty days before the Annuity Date. You will remain fully responsible for any taxes related to the annuity payments.

The contract offers 5 annuity income options. Other annuity income options may be available in the future.

     OPTION 1 - LIFE INCOME

Under this option, we will make annuity payments as long as the Annuitant is alive. Annuity payments stop when the Annuitant dies.

     OPTION 2 - JOINT AND SURVIVOR ANNUITY

Under this option, we will make annuity payments as long as the Annuitant and a designated second person are alive. Upon the death of either person, we will continue to make annuity payments so long as the survivor is alive. You choose the amount of the annuity payments to the survivor, which can be equal to 100%, 66.66% or 50% of the full amount. Annuity payments stop upon the death of the survivor.

     OPTION 3 - JOINT AND SURVIVOR LIFE ANNUITY WITH 10 YEARS GUARANTEED

This option is similar to option 2 above, with the additional guarantee that payments will be made for at least 10 years. If the Annuitant and designated second person die before all guaranteed payments have been made, the rest will be made to the Beneficiary.

     OPTION 4 - LIFE ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to option 1 above, with the additional guarantee that payments will be made for at least 10 or 20 years, as selected by you. Under this option, if the Annuitant dies before all guaranteed payments have been made, the rest will be made to the Beneficiary.

     OPTION 5 - INCOME FOR A SPECIFIED PERIOD

Under this option, we will make annuity payments for any period of time from 5 to 30 years, as selected by you. However, the period must be for full 12-month periods. Under this option, if the Annuitant dies before all guaranteed payments have been made, the rest will be made to the Beneficiary.

ALLOCATION OF ANNUITY PAYMENTS

On the Annuity Date, if your money is invested in the fixed investment options, your annuity payments will be fixed in amount. If your money is invested in the variable Portfolios, your annuity payments will vary depending on the investment performance of the Portfolios. If you have money in the fixed and variable investment options, your annuity payments will be based on the investment allocations. You may not convert between fixed and variable payments once annuity payments begin.

ANNUITY PAYMENTS

If you choose to have any portion of your annuity payments come from the variable Portfolios, the dollar amount of your payment will depend upon three things: (1) the value of your contract in the Portfolios on the Annuity Date,
(2) the 3.5% assumed investment rate used in the annuity table for the contract and (3) the performance of the Portfolios you selected. If the actual performance exceeds the 3.5% assumed rate, your annuity payments will increase. Similarly, if the actual rate is less than 3.5%, your annuity payments will decrease. The SAI contains detailed information and sample calculations.

TRANSFERS DURING THE INCOME PHASE

Transfers are subject to the same limitations as transfers during the Accumulation Phase. (See "Investment Options -Transfers During the Accumulation Phase"). However, you can only make one transfer each month without charge. You may not transfer money from the fixed investment options to the variable Portfolios or from the variable Portfolios to the fixed investment options during the Income Phase. You may transfer money among the variable Portfolios.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by state law. Interest will be credited to you during the deferral period.

----------------------------------------------------------------
----------------------------------------------------------------
                          3. PURCHASING A POLARIS 2000
                                VARIABLE ANNUITY
----------------------------------------------------------------
----------------------------------------------------------------

A Purchase Payment is the money you give us to buy the contract, as well as any additional money you give us to invest in the contract after you own it. You can purchase a Non-qualified contract with a minimum initial investment of $5,000 and a Qualified contract with a minimum initial investment of $2,000. The maximum we accept is $1,000,000 without prior approval. Payments in amounts of $500 or more may be added to your Non-qualified contract ($250 or more for Qualified contracts) at any time during the Accumulation Phase. You can make scheduled subsequent Purchase Payments of $20 or more per month by enrolling in the Automatic Payment Plan.

We may refuse any Purchase Payment. In general, we will not issue a Non-qualified contract to anyone who is age 90 or older or a Qualified contract to anyone who is age 70 1/2 or older unless you can show that the minimum distributions required by the IRS are being made.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, you will allocate your Purchase Payment to the variable investment Portfolios and/or the fixed investment options. If you make additional Purchase Payments, we will allocate them in the same way unless you tell us otherwise.

Once we receive your Purchase Payment and a complete application at our principal place of business, we will issue your contract and allocate your first Purchase Payment within two business days. If you do not give us all the necessary information, we will contact you to obtain it. If we are unable to complete this process within five business days, we will either send back your money or get your permission to keep it until we get all the necessary information.

ACCUMULATION UNITS

The value of the variable portion of your contract will go up or down depending upon the investment performance of the Portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure called an Accumulation Unit, which works like a share of a mutual fund. During the Income Phase, we call them Annuity Units.

The value of an Accumulation Unit is determined each day that the New York Stock Exchange ("NYSE") is open. We calculate an Accumulation Unit value for each Portfolio after the NYSE closes each day. We do this by:

     (1) determining the total value of money invested in the particular Portfolio;

     (2) subtracting from that amount any insurance charges and any other charges such as taxes; and

     (3) dividing this amount by the number of outstanding Accumulation Units.

The value of an Accumulation Unit may go up or down from day to day. When you make a Purchase Payment, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to a Portfolio by the value of the Accumulation Unit for that Portfolio.

     EXAMPLE:

     We receive a $25,000 Purchase Payment from you on Wednesday. You want the money to go to the Global Bond Portfolio. We determine that the value of an Accumulation Unit for the Global Bond Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2252.252 Accumulation Units for the Global Bond Portfolio.

FREE LOOK

If you change your mind about owning this contract, you can cancel it within ten days after receiving it (or longer if required by state law) by mailing it back to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299. You will receive back whatever your contract is worth on the day we receive your request. Its value may be more or less than the money you initially invested. Thus, the investment risk is borne by you during the free look period.

In certain states or if you purchase your contract as an IRA, we may be required to return your Purchase Payment. If that is the case, we reserve the right to put your money in the Cash Management Portfolio during the free look period. At the end of the period, we will reallocate your money as you selected.
----------------------------------------------------------------
----------------------------------------------------------------
                             4. INVESTMENT OPTIONS
----------------------------------------------------------------
----------------------------------------------------------------

VARIABLE INVESTMENT OPTIONS

The contract offers 22 variable investment Portfolios which invest in shares of the Anchor Series Trust or the SunAmerica Series Trust. These Portfolios are listed below. Additional Portfolios may be available in the future. SunAmerica Asset Management Corp., an indirect wholly owned subsidiary of SunAmerica Inc., is the investment adviser for both Trusts. The Trusts have served as underlying investments for other variable contracts sold by Anchor National, its affiliate, First SunAmerica Life Insurance Company, and other unaffiliated insurance companies. Neither Anchor National nor the Trusts believes offering shares of the Trusts in this manner will be disadvantageous to you.

     ANCHOR SERIES TRUST

Wellington Management Company, LLP serves as subadviser to the Anchor Series Trust Portfolios. Anchor Series Trust has Portfolios in addition to those listed below which are not available for investment under the contract. The 4 available Portfolios are:

  MANAGED BY WELLINGTON MANAGEMENT COMPANY, LLP
       - Capital Appreciation Portfolio
       - Growth Portfolio
       - Natural Resources Portfolio
       - Government and Quality Bond Portfolio

     SUNAMERICA SERIES TRUST

Various subadvisers provide investment advice for the SunAmerica Series Trust Portfolios. The 18 Portfolios and the subadvisers are:

   MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
       - Global Equities Portfolio
       - Alliance Growth Portfolio
       - Growth-Income Portfolio
   MANAGED BY DAVIS SELECTED ADVISERS, L.P.
       - Venture Value Portfolio
   MANAGED BY FEDERATED INVESTORS
       - Federated Value Portfolio
       - Utility Portfolio
       - Corporate Bond Portfolio
   MANAGED BY GOLDMAN SACHS ASSET MANAGEMENT/
   GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL
       - Asset Allocation Portfolio
       - Global Bond Portfolio
   MANAGED BY MORGAN STANLEY ASSET MANAGEMENT INC.
       - International Diversified Equities Portfolio
       - Worldwide High Income Portfolio
   MANAGED BY PHOENIX INVESTMENT COUNSEL, INC.
       - Growth/Phoenix Investment Counsel Portfolio
       - Balanced/Phoenix Investment Counsel Portfolio
   MANAGED BY PROVIDENT INVESTMENT COUNSEL
       - Provident Growth Portfolio
   MANAGED BY SUNAMERICA ASSET MANAGEMENT CORP.
       - Aggressive Growth Portfolio
       - SunAmerica Balanced Portfolio
       - High-Yield Bond Portfolio
       - Cash Management Portfolio

YOU SHOULD READ THE PROSPECTUSES FOR THE ANCHOR SERIES TRUST AND THE SUNAMERICA SERIES TRUST CAREFULLY BEFORE INVESTING. THESE PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE PORTFOLIOS AND ARE ATTACHED TO THIS PROSPECTUS.

FIXED INVESTMENT OPTIONS

The contract also offers 6 fixed investment options. We currently offer fixed investment options for 1, 3, 5, 7, and 10 year periods and a 1-year DCA account option for contract owners participating in the Dollar Cost Averaging Program. The fixed investment options offer interest rates that are guaranteed by Anchor National. Interest rates may differ from time to time due to changes in market conditions but will not be less than 3%. The interest rates offered for a specified period for new Purchase Payments may differ from the interest rates offered for money already in the contract. Once an interest rate is established for your contract, it will not change during the specified period.
The interest rates are set at Anchor National's sole discretion.

If you have money allocated to the 1, 3, 5, 7 or 10 year fixed investment options, you can renew for another 1, 3, 5, 7 or 10 year period or put your money into one or more of the variable Portfolios after the end of the specified period. Unless you specify otherwise before the end of the period, we will keep your money in the fixed investment option for the same period you previously selected. You will receive the interest rate then in effect.

The 1-year fixed investment option and the 1-year DCA account are not registered under the Securities Act of 1933 and are not subject to other provisions of the Investment Company Act of 1940.

     MARKET VALUE ADJUSTMENT

NOTE: THE FOLLOWING DISCUSSION APPLIES TO THE 3, 5, 7 AND 10 YEAR FIXED INVESTMENT OPTIONS ONLY.

If you take your money out of the fixed investment options (whether by withdrawal, transfer or annuitization) before the end of the specified period, we will make an adjustment to the value of your contract. This adjustment, called a "market value adjustment," can increase or decrease the value of your contract. The market value adjustment reflects the differing interest rate environments between the time you put your money into the fixed investment option and the time you take your money out of the fixed investment option.

We calculate the market value adjustment by comparing the interest rate you received on the money you put into the fixed investment option against the interest rate we are currently offering to contract owners for the period of time remaining in the specified period. If we do not offer an interest rate for that period, the interest rate will be determined by linear interpolation between interest rates for the two nearest periods that are available.

Generally, if interest rates have dropped between the time you put your money into the fixed investment option and the time you take it out, there will be a positive adjustment to the value of your contract. Conversely, if interest rates have increased between the time you put your money into the fixed investment option and the time you take it out, there will be a negative adjustment to the value of your contract.

If the market value adjustment is negative, it will be assessed first against any money remaining in the fixed investment option and then against the money you take out of the fixed investment option. If the market value adjustment is positive, it will be added to the amount you take out of the fixed account.

Appendix A provides more information about how we calculate the market value adjustment and gives some examples of the impact of the adjustment.

TRANSFERS DURING THE ACCUMULATION PHASE

You can transfer money among the Portfolios and the fixed investment options by written request or by telephone. You can make fifteen transfers every year without charge. We measure a year from the anniversary of the day we issued your contract. If you make more than 15 transfers in a year, there is a $25 transfer fee for each transfer thereafter ($10 in Pennsylvania and Texas).

The minimum amount you can transfer is $100. You cannot make a partial transfer if the value of the Portfolio from which the transfer is being made would be less than $100 after the transfer. Your request for transfer must clearly state which investment options are involved and the amount. We will accept transfers by telephone unless you specify otherwise on your contract application. We have in place procedures to provide reasonable assurance that instructions given to us by telephone are genuine. Thus, we disclaim all liability for any claim, loss or expense from any error. If we fail to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

We reserve the right to modify, suspend or terminate the transfer provisions at any time. We also reserve the right to waive the $100 minimum amount for Dollar Cost Averaging and Asset Allocation Rebalancing.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount or percentage from one variable Portfolio or the 1-year fixed investment option to any other variable Portfolio(s). You can also select to transfer the entire value in a variable Portfolio or the 1-year fixed investment option in a stated number of transfers. Transfers may be on a monthly or quarterly basis. You can change the amount or frequency at any time by notifying us in writing. The minimum amount that can be transferred is $100.

You may also set up dollar cost averaging using the 1-year DCA account. In that case, all your money in that account will be transferred to the variable Portfolio(s) in either 12 or 4 transfers by the end of the 1-year period, depending on the frequency you selected. Once selected, you cannot change the amount or frequency. The minimum amount that can be transferred from the 1-year DCA account is also $100.

The interest rate offered for the 1-year DCA account may be different from the interest rate offered to contract owners using the 1-year fixed investment option for this program. If you terminate this program and are dollar cost averaging from the 1-year DCA account, any money remaining in the 1-year DCA account will be automatically transferred to the 1-year fixed investment option and earn the interest rate then in effect for that investment option.

By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, there is no assurance that you will make a greater profit. You are still subject to loss in a declining market. Dollar cost averaging involves continuous investment in securities regardless of fluctuating price levels. You should consider your financial ability to continue to invest through periods of fluctuating prices.

Transfers under the program are included as part of your 15 free transfers each year. However, any transfer to the 1-year fixed investment option upon termination of this program will not be counted against your 15 free transfer. We reserve the right to modify, suspend or terminate this program at any time.

     EXAMPLE:

     Assume that you want to gradually move $750 each quarter from the Cash Management Portfolio to the Aggressive Growth Portfolio over six quarters. You set up dollar cost averaging and purchase Accumulation Units at the following values:

-----------------------------------------
             ACCUMULATION      UNITS
  QUARTER        UNIT        PURCHASED
-----------------------------------------
     1          $ 7.50          100
     2          $ 5.00          150
     3          $10.00           75
     4          $ 7.50          100
     5          $ 5.00          150
     6          $ 7.50          100
-----------------------------------------

     You paid an average price of only $6.67 per Accumulation Unit over the six quarters, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high.

ASSET ALLOCATION REBALANCING PROGRAM

Once your money has been allocated among the investment options, the earnings from each investment option may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Asset Allocation Rebalancing Program. Rebalancing may be on a calendar quarter, semiannual or annual basis. Rebalancing will occur on the last business day of the month for the period you selected.

Transfers under the program are not counted against your 15 free transfers each year. We reserve the right to modify, suspend or terminate this program at any time.

     EXAMPLE:

     Assume that you want your initial Purchase Payment split between two Portfolios. You want 50% in the Corporate Bond Portfolio and 50% in the Growth Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the Corporate Bond Portfolio now represents 60% of your holdings because it has increased in value and the Growth Portfolio represents 40% of your holdings. If you had chosen quarterly rebalancing, on the last day of that quarter, we would sell some of your units in the Corporate Bond Portfolio to bring its holdings back to 50% and use the money to buy more units in the Growth Portfolio to increase those holdings to 50%.

VOTING RIGHTS

Anchor National is the legal owner of the Trusts' shares. However, when a Portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our behalf. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

If any of the Portfolios you selected are no longer available, we may be required to substitute shares of another Portfolio. We will seek prior approval of the SEC and give you notice before doing this.
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                                  5. EXPENSES
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----------------------------------------------------------------

There are charges and other expenses associated with the contract that will reduce your investment return. These charges and expenses are described below.

INSURANCE CHARGES

Each day, we make a deduction for our insurance charges. This is done as part of our calculation of the value of the Accumulation Units during the Accumulation Phase and the Annuity Units during the Income Phase. The insurance charges consist of the mortality and expense risk and the distribution expense charge.

     MORTALITY AND EXPENSE RISK CHARGE

This charge is equal, on an annual basis, to 1.37% of the daily value of the contract invested in a Portfolio. This charge is for our obligation to make annuity payments, to provide the death benefits and for assuming the risk that the current charges will be insufficient in the future to cover the cost of administering the contract.

If the charges under the contract are not sufficient, we will bear the loss. We will not increase this charge. We may use any profits from this charge to pay for the costs of distributing the contract.

     DISTRIBUTION EXPENSE CHARGE

This charge is equal, on an annual basis, to .15% of the daily value of the contract invested in a Portfolio. This charge is for all expenses associated with the distribution of the contract. These expenses include preparing the contract, confirmations and statements, providing sales support, and maintaining contract records. If this charge is not enough to cover the costs of distributing the contract, we will bear the loss.

WITHDRAWAL CHARGES

Withdrawals in excess of your free withdrawal amount, as described in more detail under "Access To Your Money," will be assessed a withdrawal charge. You will not receive the benefit of any free withdrawal amount if you withdraw your entire contract value.

We keep track of each Purchase Payment and assess a charge based on the length of time a Purchase Payment is in your contract before it is withdrawn. After a Purchase Payment has been in your contract for seven years, no withdrawal charges are assessed on withdrawals of that Purchase Payment.

The withdrawal charge is assessed as a percentage of the Purchase Payment you withdraw, which declines each year the Purchase Payment is in the contract as follows:

--------------------------------------------------------------------------------
          YEAR              1      2      3      4      5      6      7      8+
--------------------------------------------------------------------------------
   WITHDRAWAL CHARGE       7%     6%     5%     4%     3%     2%     1%     0%
--------------------------------------------------------------------------------

If the withdrawal is for only part of the contract, we will deduct the withdrawal charge from the remaining value in your contract. For purposes of calculating the withdrawal charge, we treat withdrawals as coming from the oldest Purchase Payment first. However, for tax purposes, earnings are considered withdrawn first.

We will not assess a withdrawal charge for money withdrawn to pay a death benefit or for annuity payments during the Income Phase.

INVESTMENT CHARGES

If you have money allocated to the variable Portfolios, there are deductions from and expenses paid out of the assets of the various Portfolios. These investment charges are summarized in the Fee Tables. For more detailed information, you should refer to the prospectuses for the Anchor Series Trust and the SunAmerica Series Trust.

CONTRACT MAINTENANCE FEE

During the Accumulation Phase, we will deduct a $35 contract maintenance fee ($30 in North Dakota) from your contract on each contract anniversary. This fee is for expenses incurred to establish and maintain your contract. This fee cannot be increased. If you make a complete withdrawal from your contract, the entire contract maintenance fee will be deducted prior to the withdrawal.

We will not deduct the contract maintenance fee if the value of your contract is $50,000 or more when the deduction is to be made. We may discontinue this practice at any time.

TRANSFER FEE

You can make 15 free transfers every year. We measure a year from the day we issue your contract. If you make more than 15 transfers a year, we will deduct a $25 transfer fee on each subsequent transfer ($10 in Pennsylvania and Texas).

PREMIUM TAXES

We are responsible for the payment of premium taxes, if any, charged by some states and will make a deduction from your contract for them. These taxes are due either when the contract is issued or when annuity payments begin. It is our current practice not to charge you for these taxes until annuity payments begin or a full surrender is made. In the future, we may discontinue this practice and assess the tax when it is due or upon the payment of the death benefit.

Appendix B provides more information about the premium taxes assessed in each state.

INCOME TAXES

Although we do not currently deduct any income taxes borne under your contract, we reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF CERTAIN CHARGES

We will reduce or eliminate the amount of certain insurance charges when the contract is sold to groups of individuals under circumstances which reduce its sales expenses. We will determine the eligibility of such groups by considering the following factors: (1) the size of the group; (2) the total amount of Purchase Payments we expect to receive from the group; (3) the nature of the purchase and the persistency we expect in that group; (4) the purpose of the purchase and whether that purpose makes it likely that expenses will be reduced; and (5) any other circumstances which we believe to be relevant in determining whether reduced sales expenses may be expected.

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----------------------------------------------------------------
                                    6. TAXES
----------------------------------------------------------------
----------------------------------------------------------------

NOTE: WE HAVE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE. YOU ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF THE ANNUITY.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, you will not be taxed on the earnings in your annuity contract until you take the money out. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-qualified.

If you do not purchase your contract under a pension plan, specially sponsored program or an individual retirement account, your contract is referred to as a Non-qualified contract and receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-qualified contract is equal to the

Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, specially sponsored program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of qualified plans are: Individual Retirement Annuities, Tax-Sheltered Annuities (referred to as 403(b) contracts), H.R. 10 Plans (referred to as Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract.

TAX TREATMENT OF DISTRIBUTIONS-
NON-QUALIFIED CONTRACTS

If you make a withdrawal from a Non-qualified contract, the IRC treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. For annuity payments, any portion of each payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The IRC further provides for a 10% tax penalty on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) by your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments made for your life or for the joint lives of you and your Beneficiary; (5) under an immediate annuity; or (6) which come from Purchase Payments made prior to August 14, 1982.

TAX TREATMENT OF DISTRIBUTIONS-
QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract or on any earnings and therefore, any amount you take out as a withdrawal or as annuity payments will be taxable income. The IRC further provides for a 10% tax penalty on any withdrawal or annuitization paid to you other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) by your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments made for your life or for the joint lives of you and your Beneficiary; and, except in the case of an IRA as to the following (5) after you separate from service after attaining age 55; (6) to the extent such withdrawals do not exceed limitations set by the IRC for amounts paid during the taxable year for medical care; and (7) to an alternate payee pursuant to a qualified domestic relations order.

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner: (1) reaches age 59 1/2;
(2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) in the case of hardship. In the case of hardship, the owner can only withdraw an amount equal to Purchase Payments and not any earnings.

DIVERSIFICATION

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity in order to be treated as a variable annuity for tax purposes. We believe that the variable Portfolios are being managed so as to comply with these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Anchor National, would be considered the owner of the shares of the Portfolios. It is unknown to what extent owners are permitted to select investments, to make transfers among portfolios or the number and type of portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as the owner of the variable investment Portfolios.

Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

----------------------------------------------------------------
----------------------------------------------------------------
                            7. ACCESS TO YOUR MONEY
----------------------------------------------------------------
----------------------------------------------------------------

Under your contract, money can be accessed in the following ways: (1) by making a withdrawal, either for a part of the value of your contract or for the entire value of your contract during the Accumulation Phase; (2) by receiving annuity payments during the Income Phase; and (3) when a death benefit is paid to your Beneficiary.

Generally, withdrawals are subject to a withdrawal charge, a market value adjustment if the money is withdrawn from the 3, 5, 7 or 10 year fixed investment options and, if you withdraw your entire contract value, premium taxes and a contract maintenance fee. (See "Expenses" for more complete information).

Your contract provides for a free withdrawal amount. For purposes of calculating your free withdrawal amount, there are some special terms you should know and understand how we define and calculate them.

Your "total invested amount" is equal to the sum of all your Purchase Payments less any amounts previously withdrawn that incurred a withdrawal charge, and less any Purchase Payments withdrawn that were not subject to a withdrawal charge. A "penalty-free earnings" amount is also calculated by taking the value of your contract on the day you make the withdrawal and subtracting your total invested amount. Any free withdrawals made in excess of your penalty-free earnings will be considered to be a withdrawal of future penalty-free earnings and therefore not a withdrawal of your total invested amount.

During the first year, your free withdrawal amount is equal to the penalty-free earnings in your contract as of the date you make the withdrawal or, if you participate in the Systematic Withdrawal Program, you may withdraw 10% of your total invested amount less any withdrawals made during the year. After the first year, your maximum free withdrawal amount is the greater of: (1) the penalty-free earnings or (2) 10% of your total invested amount that has been invested for at least one year, less any withdrawals made during the year.

Although amounts withdrawn free of a withdrawal charge may reduce your principal, they do not reduce your "total invested amount" for purposes of calculating the withdrawal charge, the penalty-free earnings in your contract or the free withdrawal amount under the Systematic Withdrawal Program. As a result, you will not receive the benefit of any free withdrawal amounts if you make a complete withdrawal of your contract.

If you make a complete withdrawal, you will receive the value of your contract, less any applicable fees and charges, as calculated on the day following receipt by us at our principal place of business of a complete withdrawal request. Your contract must be submitted as well.

Under most circumstances, partial withdrawals must be for a minimum of $1,000. We require that the value left in any Portfolio or the fixed investment option be at least $100 after the withdrawal. Unless you provide us with different instructions, partial withdrawals will be made pro rata from each Portfolio and the fixed investment option in which your contract is invested. You must send a written withdrawal request to us prior to any withdrawal being made.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading on NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from the fixed investment option for the period permitted by law but not for more than six months.

SYSTEMATIC WITHDRAWAL PROGRAM

This program allows you to receive either monthly, quarterly, semiannual or annual checks during the Accumulation Phase. You can also choose to have systematic withdrawals electronically wired to your bank account. The minimum amount of each withdrawal is $250. Withdrawals may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2. There is no charge for participating in this program.

This program is not available to everyone. Please check with our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.

WITHDRAWAL CHARGES, MARKET VALUE ADJUSTMENTS, INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if both of the following occurs: (1) your contract is less than $500 as a result of withdrawals and (2) no Purchase Payments have been made during the past three years. We will provide you with sixty days written notice and distribute the contract's remaining value to you.

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                                 8. PERFORMANCE
----------------------------------------------------------------
----------------------------------------------------------------

From time to time we may advertise the Cash Management Portfolio's yield and effective yield. In addition, the other variable investment Portfolios may also advertise total return, gross yield and yield to maturity information. These figures are based on historical data and are not intended to indicate future performance.

For periods starting prior to the date the contracts were first offered, the performance will be derived from the performance of the corresponding portfolios of the Trusts, modified to reflect Polaris 2000's charges and expenses as if the contracts had been in existence during the period stated in the advertisement. Thus, these figures should not be construed to reflect actual historic performance.

At times Anchor National may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P"), and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of our financial strength and performance in comparison to others in the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations.

The performance of each Portfolio may also be measured against unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, the Russell 1000 Growth Index, the Morgan Stanley Capital International Europe, Australia, and Far East Index (EAFE) and the Morgan Stanley Capital International World Index, and may be compared to that of other variable annuities with similar objectives and policies as reported by independent rating services such as Morningstar, Inc., Lipper Analytical Services, Inc. or Variable Annuity Reporting Data Service.

More detailed information on the method used to calculate performance for the Portfolios is contained in the SAI.

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                                9. DEATH BENEFIT
----------------------------------------------------------------
----------------------------------------------------------------

If you should happen to die during the Accumulation Phase of your contract, we will pay a death benefit to your Beneficiary. You must select from the two death benefit options described below at the time you purchase your contract. Once selected, the death benefit option may not be changed. You should discuss with your financial representative the options available to you and which option is best for you.

OPTION 1 - PURCHASE PAYMENT ACCUMULATION OPTION

The death benefit is the greater of:

(1) the value of your contract at the time we receive adequate proof of death,
(2) total Purchase Payments less any withdrawals, all compounded at 4% annually until the date of death (3% if age 70 or older at time of issue), or

(3) of your contract on the seventh contract anniversary less any withdrawals plus any additional Purchase Payments since the seventh anniversary, all compounded at 4% annually until the date of death (3% if age 70 or older at time of issue).

OPTION 2 - MAXIMUM ANNIVERSARY VALUE OPTION

The death benefit is the greater of:

(1) the value of your contract at the time we receive adequate proof of death,

(2) total Purchase Payments less any withdrawals, or

(3) the maximum of the anniversary values up to your 81st birthday. The anniversary value is equal to the value of your contract on the contract anniversary less any withdrawals plus any additional Purchase Payments since that anniversary.

If you are age 90 or older at the time of death, the death benefit under option 2 is the value of your contract at the time we receive adequate proof of death.

In general, you would not get the advantage of the second option if you are over age 80 at the time your contract is issued or age 90 or older at the time of death.

The death benefit is not paid after you switch to the Income Phase. During the Income Phase, your Beneficiary(ies) will receive any remaining guaranteed annuity payments in accordance with the annuity option you choose.

You may select the Beneficiary(ies) to receive any amounts payable on death. You may change the Beneficiary at any time before the Income Phase begins, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation in not effective until we record the change.

The entire death benefit must be paid within five years of the date of death unless the Beneficiary elects to have it payable in the form of an annuity. If the Beneficiary elects an annuity option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. If the Beneficiary is the spouse of the owner, he or she can elect to continue the contract at the then current value.

The death benefit will be paid out when we receive adequate proof of death: (1) a certified copy of a death certificate; (2) a certified copy of a decree of court of competent jurisdiction as to the finding of death; (3) a written statement by a medical doctor who attended the deceased at the time of death; or (4) any other proof satisfactory to us. We may also require additional documentation or proof in order for the death benefit to be paid. If the Beneficiary does not make a specific election within sixty days of our receipt of such proof of death, the death benefit will be paid in a lump sum.

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                             10. OTHER INFORMATION
----------------------------------------------------------------
----------------------------------------------------------------

ANCHOR NATIONAL

Anchor National and its affiliates, SunAmerica Life Insurance Company, First SunAmerica Life Insurance Company, CalFarm Life Insurance Company, Ford Life Insurance Company, SunAmerica Asset Management Corp., Imperial Premium Finance, Inc., Resources Trust Company and three broker-dealers, offer a full line of financial services, including fixed and variable annuities, mutual funds, premium finance and trust administration services. As of September 30, 1996, Anchor National had $9.20 billion in assets while SunAmerica Inc., Anchor National's ultimate parent, together with its subsidiaries, held $36.87 billion of assets, consisting of $23.73 billion of assets owned, $2.14 billion of assets managed in mutual funds and private accounts, and $11.00 billion under custody in retirement trust accounts.

THE SEPARATE ACCOUNT

Anchor National originally established a separate account, Variable Annuity Account Six, under Arizona law on November 20, 1996. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940.

Anchor National owns the assets in the separate account. However, the assets in the separate account are not chargeable with liabilities arising out of any other business Anchor National may conduct. Income, gains and losses (realized and unrealized) resulting from the assets in the separate account are credited to or charged against the separate account without regard to other income, gains or losses of Anchor National.

THE GENERAL ACCOUNT

If you put your money into the fixed investment options, it goes into Anchor National's general account. The general account is made up of all of Anchor National's assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any Anchor National contract owners as well as all creditors. The general account is invested in assets permitted by state insurance law.

DISTRIBUTION

The contract is sold through registered representatives of broker-dealers. Commissions are paid to registered representatives for the sale of contracts. Commissions are not expected to exceed 7% of your Purchase Payment. Under some circumstances, we may pay a persistency bonus in addition to standard commissions. Usually the standard commission is lower when we pay a persistency bonus, which is not anticipated to exceed 1.5% annually. Commissions paid to registered representatives are not directly deducted from your Purchase Payment.

SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York 10017 acts as the distributor of the contracts. SunAmerica Capital Services, Inc., an affiliate of Anchor National, is registered as a broker-dealer under the Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

ADMINISTRATION

We are responsible for all the administrative servicing of your contract. Please contact Anchor National's Annuity Service Center at the telephone number and address provided in the profile section of this prospectus if you have any comment, question or service request.

We will send out transaction confirmations and quarterly statements. Please review these documents carefully and notify us of any inaccuracies immediately. We will investigate all questions and, to the extent we have made an error, we will retroactively adjust your contract provided you have notified us within thirty days of receiving the transaction confirmation or quarterly statement, as applicable. All other adjustments will be made as of the time we receive notice of the error.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the separate account. Anchor National and its subsidiaries are engaged in various kinds of routine litigation which, in management's judgment, are not of material importance to their respective total assets or material with respect to the separate account.

OWNERSHIP

The Polaris 2000 Variable Annuity is a Flexible Payment Group Deferred Annuity Contract. A group contract is issued to a contractholder, for the benefit of the participants in the group. You are a participant in the group and will receive a certificate evidencing your ownership. You, as the owner of a certificate, are entitled to all the rights and privileges of ownership. As used in this prospectus, the term contract refers to your certificate. In some states a Flexible Payment Individual Modified Guaranteed and Variable Deferred Annuity Contract may be available instead, which is identical to the group contract described in this prospectus except that it is issued directly to the owner.

CUSTODIAN

State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, serves as the custodian of the assets of the separate account. We pay State Street Bank for services based on a schedule of fees.

ADDITIONAL INFORMATION

Anchor National is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with such requirements, we file reports and other information with the SEC. Such reports and other information we file can be inspected and copied. Copies can be obtained at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the regional offices in Chicago and New York. The addresses of these regional offices are as follows: 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the rules and regulations of the SEC at prescribed rates.

Registration statements have been filed with the SEC, Washington, D.C., under the Securities Act of 1933 as amended, relating to the contracts offered by this prospectus. This prospectus does not contain all the information set forth in the registration statements and the exhibits filed as part of the registration statements. Reference should be made to such registration statements and exhibits for further information concerning the separate account, Anchor National and its general account, the Portfolios and the contract.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data of Anchor National and its subsidiaries should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operation, both of which follow this selected information.

                         [TO BE PROVIDED BY AMENDMENT]

MANAGEMENT DISCUSSION AND ANALYSIS

                         [TO BE PROVIDED BY AMENDMENT]

PROPERTIES

Anchor National's principal office is leased at 1 SunAmerica Center, Los Angeles, California 90067-6022. We also lease office space in Torrance,

California for recordkeeping and data processing functions. Anchor National's asset manager and broker-dealer subsidiaries lease office space in New York, New York.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and principal officers of Anchor National as of December 11, 1996 are listed below, together with information as to their ages, dates of election and principal business occupation during the last five years (if other than their present business occupation).

                                                                                          OTHER POSITIONS AND
                                                                       YEAR                 OTHER BUSINESS
                                             PRESENT                  ASSUMED              EXPERIENCE WITHIN
         NAME             AGE              POSITION(S)              POSITION(S)            LAST FIVE YEARS**            FROM-TO
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Eli Broad*                63     Chairman, Chief Executive              1994        Co-founded SunAmerica Inc.
                                 Officer and President of the                       (SAI) in 1957
                                 Company
                                 Chairman, Chief Executive              1986
                                 Officer and President of SAI
--------------------------------------------------------------------------------------------------------------------------------
Jay S. Wintrob*           39     Executive Vice President of the        1991        Senior Vice President              1989-1991
                                 Company                                            (Joined SAI in 1987)
                                 Vice Chairman of SAI                   1995
--------------------------------------------------------------------------------------------------------------------------------
Joseph M. Tumbler*        48     Executive Vice President of the        1996        President and Chief Executive      1989-1995
                                 Company                                            Officer, Providian Capital
                                 Vice Chairman of SAI                   1995        Management
--------------------------------------------------------------------------------------------------------------------------------
James R. Belardi*         39     Senior Vice President of the           1992        Vice President and Treasurer       1989-1992
                                 Company                                            (Joined SAI in 1986)
                                 Executive Vice President of SAI        1995
--------------------------------------------------------------------------------------------------------------------------------
Jana W. Greer*            44     Senior Vice President of the           1991        (Joined SAI in 1974)
                                 Company and SAI
--------------------------------------------------------------------------------------------------------------------------------
Peter McMillan, III*      39     Executive Vice President and           1994        Senior Vice President,             1989-1994
                                 Chief Investment Officer of                        SunAmerica Investments, Inc.
                                 SunAmerica Investments, Inc.
--------------------------------------------------------------------------------------------------------------------------------
Scott L. Robinson*        50     Senior Vice President of the           1991        (Joined SAI in 1978)
                                 Company
                                 Senior Vice President and
                                 Controller of SAI
--------------------------------------------------------------------------------------------------------------------------------
Lorin M. Fife*            43     Senior Vice President, General         1994        Vice President, General            1994-1995
                                 Counsel and Assistant Secretary                    Counsel -- Regulatory
                                 of the Company                                     Affairs of SAI
                                 Senior Vice President and              1995        Vice President and Associate       1989-1994
                                 General Counsel -- Regulatory                      General Counsel of SAI (Joined
                                 Affairs of SAI                                     SAI in 1989)
--------------------------------------------------------------------------------------------------------------------------------
Susan L. Harris*          39     Senior Vice President and              1994        Vice President, General            1994-1995
                                 Secretary of the Company                           Counsel -- Corporate Affairs
                                 Senior Vice President, General         1995        and Secretary of SAI
                                 Counsel -- Corporate Affairs                       Vice President, Associate          1989-1994
                                 and Secretary of SAI                               General Counsel and Secretary
                                                                                    of SAI (Joined SAI in 1985)
--------------------------------------------------------------------------------------------------------------------------------
James Rowan*              34     Senior Vice President of the           1996        Vice President                     1993-1995
                                 Company and SAI                                    Assistant to the Chairman               1992
                                                                                    Senior Vice President, Security    1990-1992
                                                                                    Pacific Corp.
--------------------------------------------------------------------------------------------------------------------------------
N. Scott Gillis           43     Senior Vice President and              1994        Vice President and Controller,     1989-1994
                                 Controller of the Company                          SunAmerica Life Companies
                                                                                    (Joined SAI in 1985)
--------------------------------------------------------------------------------------------------------------------------------
Edwin R. Reoliquio        39     Senior Vice President and Chief        1995        Vice President and Actuary,        1990-1995
                                 Actuary of the Company                             SunAmerica Life Companies
--------------------------------------------------------------------------------------------------------------------------------
Victor E. Akin            32     Senior Vice President of the           1996        Vice President of the Company      1995-1996
                                 Company                                            Director, Actuarial of SAI         1993-1995
                                                                                    Actuary, Milliman & Robertson      1992-1993
                                                                                    Consultant, Chalke Inc.            1991-1992
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

*  Also serves as a director.

** Unless otherwise indicated, offices and positions are with SunAmerica Inc.

EXECUTIVE COMPENSATION

All of Anchor National's executive officers are also employees of SunAmerica Inc. or its affiliates and do not receive direct compensation from Anchor National. Some of the executive officers also serve as officers of other companies affiliated with Anchor National. We allocated the time each executive officer spent devoted to his or her duties as an executive officer of Anchor National to determine the executive compensation set forth below for the Chief Executive Officer and the other four highest compensated executive officers, as well as the executive officers as a group, for services rendered during 1996.
----------------------------------------------------------------

 NAME OF INDIVIDUAL         CAPACITIES          ALLOCATED
      OR NUMBER              IN WHICH             CASH
      IN GROUP                SERVED          COMPENSATION
-----------------------------------------------------------
 Eli Broad            Chairman, Chief          $
                      Executive Officer and
                      President
 Jay S. Wintrob       Executive Vice
                      President
 Joseph M. Tumbler    Executive Vice
                      President
 James R. Belardi     Senior Vice President
 Jana W. Greer        Senior Vice President
 All Executive
  Officers as a
  Group(12)
                                              ============
                                               $
-----------------------------------------------------------

SECURITY OWNERSHIP OF OWNERS AND MANAGEMENT

No shares of Anchor National are owned by any executive officer or director. Anchor National is an indirect wholly-owned subsidiary of SunAmerica Inc. The only officer or director that owns more than 1% of the shares of SunAmerica Inc. is Mr. Eli Broad. At November 30, 1996, Mr. Broad beneficially owned 5,930,156 shares of Common Stock (approximately 5.3% of the class outstanding) and 9,160,294 shares of Class B Common Stock (approximately 84.4% of the class outstanding). Of the Common Stock, 715,872 shares represent restricted shares granted under the Anchor National's employee stock plans as to which Mr. Broad has no investment power; and 3,605,700 shares represent employee stock options held by Mr. Broad which are or will become exercisable on or before February 28, 1997 and as to which he has no voting or investment power. Of the Class B Common Stock, 8,456,140 shares are held directly by Mr. Broad; and 704,154 shares are registered in the name of a corporation as to which Mr. Broad exercises sole voting and investment power. At November 30, 1996, all directors and officers as a group beneficially owned 9,197,722 shares of Common Stock (approximately 8.1% of the class outstanding) and 9,160,294 shares of Class B Common Stock (approximately 84.4% of the class outstanding).

STATE REGULATION

Anchor National is subject to regulation and supervision by the states in which it is authorized to transact business. State insurance laws establish supervisory agencies with broad administrative and supervisory powers with respect to granting and revoking licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, licensing agents, approving policy forms, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, regulating the type, valuation and amount of investments permitted, limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval and other related matters.

During the last decade, the insurance regulatory framework has been placed under increased scrutiny by various states, the federal government and the National Association of Insurance Commissioners ("NAIC"). Various states have considered or enacted legislation that changes, and in many cases increases, the states' authority to regulate insurance companies. Legislation has been introduced from time to time in Congress that could result in the federal government assuming some role in the regulation of insurance companies. In recent years, the NAIC has approved and recommended to the states for adoption and implementation several regulatory initiatives designed to reduce the risk of insurance company insolvencies and market conduct violations. These initiatives include new investment reserve requirements, risk-based capital standards and restrictions on an insurance company's ability to pay dividends to its stockholders. The NAIC is also currently developing model laws to govern insurance company investments and illustrations for annuity products. Current proposals are still being debated and we are monitoring developments in this area and the effects any changes would have on us.

SunAmerica Asset Management Corp. is registered with the SEC as a registered investment adviser under the Investment Advisers Act of 1940. The mutual funds that it markets are subject to regulation under the Investment Company Act of 1940. SunAmerica Asset Management Corp. and the mutual funds are subject to regulation and examination by the SEC. In addition, variable annuities and Anchor National's related separate accounts are subject to regulation by the SEC under the Securities Act of 1933 and the Investment Company Act of 1940.

Anchor National's broker-dealer subsidiary is subject to regulation and supervision by the states in which it transacts business, as well as by the National Association of Securities Dealers, Inc. ("NASD"). The NASD has broad administrative and supervisory powers relative to all aspects of business and may examine the subsidiary's business and accounts at any time.

INDEPENDENT ACCOUNTANTS

[The consolidated financial statements of Anchor National as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996 included in this prospectus have been included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.]

----------------------------------------------------------------
----------------------------------------------------------------
                              TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION
----------------------------------------------------------------
----------------------------------------------------------------

Separate Account...............................
General Account................................
Performance Data...............................
Annuity Unit Values............................
Annuity Payments...............................
Taxes..........................................
Distribution of Contracts......................
Financial Statements...........................

----------------------------------------------------------------
----------------------------------------------------------------
                              FINANCIAL STATEMENTS
----------------------------------------------------------------
----------------------------------------------------------------

[The consolidated financial statements of Anchor National which are included in this prospectus should be considered only as bearing on the ability Anchor National to meet its obligations with respect to amounts allocated to the fixed investment options and with respect to the death benefit and our assumption of the mortality and expense risks and the risks that the withdrawal charge will not be sufficient to cover the cost of distributing the contracts. They should not be considered as bearing on the investment performance of the variable Portfolios. The value of the variable Portfolios is affected primarily by the performance of the underlying investments.]

                       REPORT OF INDEPENDENT ACCOUNTANTS

                         [TO BE PROVIDED BY AMENDMENT]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      APPENDIX A - MARKET VALUE ADJUSTMENT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The market value adjustment reflects the impact that changing interest rates have on the value of money invested at a fixed interest rate. The longer the period of time remaining in the term you initially agreed to leave your money in the fixed investment option, the greater the impact of changing interest rates. The impact of the market value adjustment can be either positive or negative, and is computed by multiplying the amount withdrawn, transferred or annuitized by the following factor:
                                            (N/12)
                          [(1+I/(1+J+0.005)]       - 1

        The market value adjustment formula may differ in certain states
  WHERE:

        I is the interest rate you are earning on the money invested in the fixed investment option;

        J is the interest rate then currently available for the period of time equal to the number of years remaining in the term you initially agreed to leave your money in the fixed investment option; and

        N is the number of full months remaining in the term you initially agreed to leave your money in the fixed investment option.

EXAMPLES OF THE MARKET VALUE ADJUSTMENT

The examples below assume the following:

     (1) You made an initial Purchase Payment of $10,000 and allocated it to the 10-year fixed investment option at a rate of 7%;

     (2) You make a partial withdrawal of $4,000 when 3 1/2 years (42 months) remain in the 10-year term you initially agreed to leave your money in the fixed investment option (N=42);

     (3) The value of your contract on the date you make the withdrawal is $16,297.02 which reflects the deduction of all applicable fees and charges; and

     (4) You have not made any other transfers, additional Purchase Payments, or withdrawals.

No withdrawal charges are reflected because your Purchase Payment has been in the contract for seven full years.

NEGATIVE ADJUSTMENT

Assume that on the date of withdrawal, the interest rate in effect for new Purchase Payments in the 3-year fixed investment option is 7.5% and the 5-year fixed investment option is 8.5%. By linear interpolation, the interest rate for the remaining 4 years (3-1/2 years rounded up to the next full year) in the contract is calculated to be 8%.
                                                           (N/12)
The market value adjustment factor is = [(1+I)/(1+J+0.005)]       - 1
                                                             (42/12)
                                      = [(1.07)/(1.08+0.005)]        - 1
                                                  (3.5)
                                      = (0.986175)      - 1
                                      = 0.952443 - 1
                                      = - 0.047557

The requested withdrawal amount is multiplied by the market value adjustment factor to determine the market value adjustment:
                        $4,000 X (- 0.047557) = -$190.23

$190.23 represents the market value adjustment that will be deducted from the money remaining in the 10-year fixed investment option.

POSITIVE ADJUSTMENT

Assume that on the date of withdrawal, the interest rate in effect for a new Purchase Payments in the 3-year fixed investment option is 5.5% and the 5-year fixed investment option is 6.5%. By linear interpolation, the interest rate for the remaining 4 years (3 1/2 years rounded up to the next full year) in the contract is calculated to be 6%.
                                                          (N/12)
The market value adjustment factor is = [(1+I/(1+J+0.005)]       - 1
                                                             (42/12)
                                      = [(1.07)/(1.06+0.005)]        - 1
                                                  (3.5)
                                      = (1.004695)      - 1
                                      = 1.016528 - 1
                                      = + 0.01653

The requested withdrawal amount is multiplied by the market value adjustment factor to determine the market value adjustment:
                         $4,000 x (+0.01653) = +$66.11

$66.11 represents the market value adjustment that would be added to your withdrawal.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                           APPENDIX B - PREMIUM TAXES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Premium taxes vary according to the state and are subject to change without notice. In many states, there is no tax at all. Listed below are the current premium tax rates in those states that assess a premium tax. For current information, you should consult your tax adviser.

                                                                        QUALIFIED     NON-QUALIFIED
                                    STATE                               CONTRACT        CONTRACT
        ============================================================================================
        California                                                          .50%           2.35%
        -------------------------------------------------------------------------------------------
        District of Columbia                                               2.25%           2.25%
        -------------------------------------------------------------------------------------------
        Kansas                                                                0%              2%
        -------------------------------------------------------------------------------------------
        Kentucky                                                              2%              2%
        -------------------------------------------------------------------------------------------
        Maine                                                                 0%              2%
        -------------------------------------------------------------------------------------------
        Michigan                                                         .00075%         .00075%
        -------------------------------------------------------------------------------------------
        Nevada                                                                0%            3.5%
        -------------------------------------------------------------------------------------------
        South Dakota                                                          0%           1.25%
        -------------------------------------------------------------------------------------------
        West Virginia                                                         1%              1%
        -------------------------------------------------------------------------------------------
        Wyoming                                                               0%              1%
        -------------------------------------------------------------------------------------------
        -------------------------------------------------------------------------------------------

                      STATEMENT OF ADDITIONAL INFORMATION


                  FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS

                                   issued by

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                               in connection with

                          VARIABLE ANNUITY ACCOUNT SIX





This Statement of Additional Information is not a prospectus; it should be read with the prospectus relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling (800) 445-SUN2 or writing us at:

                     Anchor National Life Insurance Company
                             Annuity Service Center
                                 P.O. Box 54299
                      Los Angeles, California  90054-0299



                                April ___, 1997

                               TABLE OF CONTENTS


                                                                        Page


Separate Account ...................................................      3

General Account ....................................................      3

Performance Data ...................................................      4

Annuity Payments ...................................................      6

Annuity Unit Values ................................................      7

Taxes ..............................................................      9

Distribution of Contracts ..........................................     13

Financial Statements ...............................................     13

                                SEPARATE ACCOUNT
                                ----------------

         Variable Annuity Account Six was originally established by Anchor National Life Insurance Company (the "Company") on November 20, 1996, pursuant to the provisions of Arizona law, as a segregated asset account of the Company. The separate account meets the definition of a "separate account" under the federal securities laws and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the separate account or the Company by the SEC.

         The assets of the separate account are the property of the Company. However, the assets of the separate account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to other income, gains, or losses of the Company.

         The separate account is divided into Portfolios, with the assets of each Portfolio invested in the shares of one of the underlying funds. The Company does not guarantee the investment performance of the separate account, its Portfolios or the underlying funds. Values allocated to the separate account and the amount of variable annuity payments will vary with the values of shares of the underlying funds, and are also reduced by contract charges.

         The basic objective of a variable annuity contract is to provide variable annuity payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to accomplish this objective by providing that variable annuity payments will reflect the investment performance of the separate account with respect to amounts allocated to it both before and after the Annuity Date. Since the separate account is always fully invested in shares of the underlying funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the separate account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their Portfolios to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

         Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity payments).


                                GENERAL ACCOUNT
                                ---------------

         The general account is made up of all of the general assets of the Company other than those allocated to the separate account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the 1, 3, 5, 7 or 10 year fixed investment options and the 1-year DCA account option available in connection with the general account, as elected by the owner at the time of purchasing a contract or when making a subsequent Purchase Payment. Assets supporting amounts allocated to fixed investment options become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

         The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

                               PERFORMANCE DATA
                               ----------------

         From time to time the separate account may advertise the Cash Management Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Portfolio (which invests in shares of the Cash Management Portfolio of SunAmerica Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment.
Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes. The impact of other recurring charges on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

         In addition, the separate account may advertise "total return" data for its other Portfolios. Like the yield figures described above, total return figures are based on historical data and are not intended to indicate future performance. The "total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period.) Recurring contract charges are reflected in the total return figures in the same manner as they are reflected in the yield data for contracts funded through the Cash Management Portfolio.

         For periods starting prior to the date the contracts were first offered to the public, the total return data for the Portfolios of the separate account will be derived from the performance of the corresponding Portfolios of Anchor Series Trust and SunAmerica Series Trust, modified to reflect the charges and expenses as if the separate account Portfolio had been in existence since the inception date of each respective Anchor Series Trust and SunAmerica Series Trust Portfolio. Thus, such performance figures should not be construed to be actual historic performance of the relevant separate account Portfolio. Rather, they are intended to indicate the historical performance of the corresponding Portfolios of Anchor Series Trust and SunAmerica Series Trust, adjusted to provide direct comparability to the performance of the Portfolios after the date the contracts were first offered to the public (which will reflect the effect of fees and charges imposed under the contracts). Anchor Series Trust and SunAmerica Series Trust have served since their inception as underlying investment media for separate accounts of other insurance companies in connection with variable contracts not having the same fee and charge schedules as those imposed under the contracts.

         Performance data for the various Portfolios are computed in the manner described below.

Cash Management Portfolio
-------------------------

         Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

             Base Period Return = (EV-SV-RMC)/(SV)

         where:

             SV = value of one Accumulation Unit at the start of a 7 day period

             EV = value of one Accumulation Unit at the end of the 7 day period

             RMC = an allocated portion of the $35 annual contract maintenance fee, prorated for 7 days

         The change in the value of an Accumulation Unit during the 7 day period reflects the income received, minus any expenses accrued, during such 7 day period. The Records Maintenance Charge (RMC) is first allocated among the Portfolios and the general account so that each Portfolio's allocated portion of the charge is proportional to the percentage of the number of contract owners' accounts that have money allocated to that Portfolio. The portion of the charge allocable to the Cash Management Portfolio is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Mangement Portfolio. Finally, the result is multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

         The current yield is then obtained by annualizing the Base Period
Return:

                 Current Yield = (Base Period Return) x (365/7)

         The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

                                                         365/7
             Effective Yield = [(Base Period Return + 1)   - 1]

         The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.

         Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.

Other Portfolios
----------------

         The Portfolios of the separate account other than the Cash Management Portfolio compute their performance data as "total return."

         Total return for a Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

                       n
                 P(1+T)  = ERV

where:           P    =   a hypothetical initial payment of $1,000
                 T    =   average annual total return
                 n    =   number of years

                 ERV  =   ending redeemable value of a hypothetical $1,000
                          payment made at the beginning of the 1, 5, or 10 year period as of the end of the period (or fractional portion thereof).

         The total return figures reflect the effect of recurring charges, as discussed herein. Recurring charges are taken into account in a manner similar to that used for the yield computations for the Cash Management Portfolio, described above. As with the Cash Management Portfolio yield figures, total return figures are derived from historical data and are not intended to be a projection of future performance.


                                ANNUITY PAYMENTS
                                ----------------

Initial Annuity Payments
------------------------

         The initial annuity payment is determined by applying separately that portion of the contract value allocated to the fixed investment options and the variable Portfolio(s) less any premium tax, and then applying it to a factor determined by the Company. The factor will be at least as great as those listed in the annuity table specified in the contract for fixed and variable annuity payments. Those factors are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity option selected.

         The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor to compute the amount of the first annuity payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity payment. The number of Annuity Units determined for the first variable annuity payment remains constant for the second and subsequent variable annuity payments, assuming that no reallocation of contract values is made.

Subsequent Payments
-------------------

         For fixed annuity payments, the amount of the second and each subsequent annuity payment is the same as that determined above for the first payment.

         For variable annuity payments, the amount of the second and each subsequent annuity payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial payment, above, by the Annuity Unit value as of the day preceding the date on which each annuity payment is due.


                              ANNUITY UNIT VALUES
                              -------------------

         The value of an Annuity Unit is determined independently for each Portfolio.

         The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Portfolio exceed 3.5%, variable annuity payments derived from allocations to that Portfolio will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity payments to increase (or not to decrease).

         The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Portfolios elected, and the amount of each annuity payment will vary accordingly.

         For each Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

Net Investment Factor

         The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of a Portfolio from one day to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

         The NIF for any Portfolio for a certain month is determined by dividing (a) by (b) where:

         (a) is the Accumulation Unit value of the Portfolio determined as of the end of that month, and

         (b) is the Accumulation Unit value of the Portfolio determined as of the end of the preceding month.

         The NIF for a Portfolio for a given month is a measure of the net investment performance of the Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results in no change; a NIF greater than 1.000 results in an increase; and a NIF less than 1.000 results in a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the underlying fund in which the Portfolio invests; it is also reduced by separate account asset charges.

         Illustrative Example
         --------------------

         Assume that one share of a given Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                          NIF = ($11.46/$11.44)

                              = 1.00174825

         The change in Annuity Unit value for a Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the annuity payment tables are based. For example, if the net investment rate for a Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable annuity payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of
3.5 percent per annum is:

                           (1/12)
                 1/[(1.035)      ] = 0.99713732

         In the example given above, if the Annuity Unit value for the Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

               $10.103523 x 1.00174825 x 0.99713732 = $10.092213

Variable Annuity Payments
-------------------------

         Illustrative Example
         --------------------

         Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract under Option 4, a Life Annuity With 120 Monthly Payments Guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the
Annuity Unit value for the Portfolio on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity payment date is $13.327695.

         P's first variable annuity payment is determined by the annuity factor set by the Company based on the Annuitant's age and sex (if applicable), using the information assumed above. P's first variable annuity payment is determined by multiplying the factor by the result of dividing P's account value by $1,000. If the factor for a male Annuitant age 60 electing Option 4 on the Annuity Date is $5.42, then the first payment is calculated as follows:

             First Payment = $5.42 x ($116,412.31/$1,000) = $630.95

         Note that the factor used is greater than the minimum factor of $4.64 from the annuity factor table in P's contract.

         The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

              Annuity Units = $630.95/$13.256932 = 47.593968

         P's second variable annuity payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

              Second Payment = 47.593968 x $13.327695 = $634.32

         The third and subsequent variable annuity payments are computed in a manner similar to the second variable annuity payment.

         Note that the amount of the first variable annuity payment depends on the contract value in the relevant Portfolio on the Annuity Date and thus reflects the investment performance of the Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the Portfolio). The net investment performance of the Portfolio during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity payments.

                                     TAXES
                                     -----
General
-------

         Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as annuity payments under the annuity option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with Non-qualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

         For annuity payments, the taxable portion is determined by a formula which establishes the ratio that the cost basis of the contract bears to the total value of annuity payments for the term of the annuity contract. The taxable portion is taxed at ordinary income tax rates. Owners, Annuitants and Beneficiaries under the contracts should seek competent financial advice about the tax consequences of distributions under the retirement plan under which the contracts are purchased.

         The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from the Company and its operations form a part of the Company.

Withholding Tax on Distributions
--------------------------------

         The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions can be waived.

         An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under
Section 401(a) or 403(a) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code (other than (1) annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; and (2) distributions required to be made under the Code). Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

         Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Diversification - Separate Account Investments
----------------------------------------------

         Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items,

U.S. government securities and securities of other regulated investment companies.

         The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if
(1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

Multiple Contracts
------------------

         Multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. The Company believes that Congress intended to affect the purchase of multiple deferred annuity contracts which may have been purchased to avoid withdrawal income tax treatment. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

Tax Treatment of Assignments
----------------------------

         An assignment of a contract may have tax consequences, and may also be prohibited by ERISA in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.

Qualified Plans
---------------

         The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued pursuant to the plan.

         Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

         Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

         (a)     H.R. 10 Plans
                 -------------

                 Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans on such items as: amounts of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders.
         Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (b)     Tax-Sheltered Annuities
                 -----------------------
                 Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (c)     Individual Retirement Annuities
                 -------------------------------

                 Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (d)     Corporate Pension and Profit-Sharing Plans
                 ------------------------------------------

                 Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; non-discrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with corporate pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (e)     Deferred Compensation Plans - Section 457
                 -----------------------------------------

                 Under Section 457 of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans which may invest in annuity contracts. The Code, as in the case of Qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. However, under a 457 plan all the plan assets shall remain solely the property of the employer, subject only to the claims of the employer's general creditors until such time as made available to an owner or a Beneficiary.


                           DISTRIBUTION OF CONTRACTS
                           -------------------------

         The contracts are offered through SunAmerica Capital Services, Inc., located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of SunAmerica Inc.

         Contracts are offered on a continuous basis.

                              FINANCIAL STATEMENTS
                              --------------------

         [The audited consolidated financial statements of the Company as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996 are presented in the prospectus. The consolidated financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts for amounts allocated to the 1, 3, 5, 7 or 10 year fixed investment options and the 1-year DCA account.

         As of the date of this Statement of Additional Information, the sale of the Polaris 2000 contracts had not commenced and the Portfolios had no assets. Therefore, no financial statements with respect to the separate account are presented in this Statement of Additional Information.

         Price Waterhouse LLP, 400 South Hope Street, Los Angeles, California 90071, serves as the independent accountants for the separate account and the Company. The consolidated financial statements of the Company as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996 have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.]

                           PART C - OTHER INFORMATION

Item 24.         Financial Statements and Exhibits

(a)      Financial Statements

         The following financial statements are included in Part A of the Registration Statement:

                 None

         The following financial statements are included in Part B of the Registration Statement:

                 None

(b)    Exhibits
----------------
(1)      Resolutions Establishing Separate Account...       To be Filed by Amendment
(2)      Custody Agreements..........................       Not Applicable
(3)      (a) Distribution Contract...................       To be Filed by Amendment
         (b) Selling Agreement.......................       To be Filed by Amendment
(4)      Variable Annuity Contract...................       To be Filed by Amendment
(5)      Application for Contract....................       To be Filed by Amendment
(6)      Depositor - Corporate Documents
         (a)  Certificate of Incorporation...........       To be Filed by Amendment
         (b)  By-Laws................................       To be Filed by Amendment
(7)      Reinsurance Contract........................       Not Applicable
(8)      Fund Participation Agreement................       To be Filed by Amendment
(9)      Opinion of Counsel..........................       To be Filed by Amendment
         Consent of Counsel..........................       To be Filed by Amendment
(10)     Consent of Independent Accountants..........       To be Filed by Amendment
(11)     Financial Statements Omitted from Item 23...       None
(12)     Initial Capitalization Agreement............       Not Applicable
(13)     Performance Computations....................       Not Applicable
(14)     Diagram and Listing of All Persons Directly
         or Indirectly Controlled By or Under Common
         Control with Anchor National Life Insurance
         Company, the Depositor of Registrant........       To be Filed by Amendment
(15)     Powers of Attorney..........................       Filed Herewith
(27)     Financial Data Schedules....................       To be Filed by Amendment


Item 25.         Directors and Officers of the Depositor

         The officers and directors of Anchor National Life Insurance Company are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.

Name                                       Position
----                                       --------

Eli Broad                         Chairman, President and
                                    Chief Executive Officer
Jay S. Wintrob                    Director and Executive Vice President
Joseph M. Tumbler                 Director and Executive Vice President
Peter McMillan                    Director
James R. Belardi                  Director and Senior Vice President
Lorin M. Fife                     Director, Senior Vice President,
                                    General Counsel and Assistant
                                    Secretary
Susan L. Harris                   Director, Senior Vice President
                                    and Secretary
Jana W. Greer                     Director and Senior Vice President
Scott L. Robinson                 Director and Senior Vice President
James W. Rowan                    Director and Senior Vice President
N. Scott Gillis                   Senior Vice President and
                                    Controller
Edwin R. Reoliquio                Senior Vice President and Chief
                                    Actuary
Scott H. Richland                 Vice President and Treasurer
Victor E. Akin                    Vice President
J. Franklin Grey                  Vice President
Keith B. Jones                    Vice President
Michael Lindquist                 Vice President
Edward P. Nolan*                  Vice President
Gregory M. Outcalt                Vice President

__________________
* 88 Bradley Road, P.O. Box 4005, Woodbridge, Connecticut 06525

Item 26. Persons Controlled By or Under Common Control With Depositor or Registrant

         The Registrant is a separate account of Anchor National Life Insurance Company (Depositor). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 14 which is incorporated herein by reference.


Item 27.   Number of Contract Owners

           None.


Item 28.  Indemnification

          None.


Item 29.  Principal Underwriter

          SunAmerica Capital Services, Inc. serves as distributor to the Registrant.

         Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.

         Name                              Position with Distributor
         ----                              -------------------------

         J. Steven Neamtz                  Director and President
         Peter Harbeck                     Director
         Robert M. Zakem                   Director, Executive Vice
                                             President and Assistant
                                             Secretary
         Joseph M. Tumbler                 Director
         Gary W. Krat                      Director
         Enrique Lopez-Balboa              Vice President
         Steven Rothstein                  Treasurer
         Susan L. Harris                   Secretary
         Lorin M. Fife                     Assistant Secretary


                 Net
                 Distribution     Compensation
Name of          Discounts and    on Redemption    Brokerage
Distributor      Commissions      Annuitization    Commission   Commissions*
------------     --------------   -------------    -----------  ------------
SunAmerica       None             None             None          None
 Capital
 Services, Inc.
------------------

* Distribution fee is paid by Anchor National Life Insurance Company.


Item 30.   Location of Accounts and Records

         Anchor National Life Insurance Company, the Depositor for the Registrant, is located at 1 SunAmerica Center, Los Angeles, California 90067-6022. SunAmerica Capital Services, Inc., the distributor of the Contracts, is located at 733 Third Avenue, 4th Floor, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

         State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02100, maintains certain accounts and records pursuant to the instructions of the Registrant.


Item 31.  Management Services

          Not Applicable.


Item 32.  Undertakings

          Registrant undertakes to (1) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (2) include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional

Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and (3) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

         Further, Registrant undertakes to deduct mortality and expense risk charges, distribution expense charges, withdrawal charges (contingent deferred sales charges), contract maintenance fees and trasfer fees that are in the aggregate (1) reasonable in relation to the risks assumed by the Company and
(2) reasonable in amount as compared with other variable annuity products. Those determinations are based on the Company's analysis of publicly available information about similar industry practices, and by taking into consideration factors such as current charge levels and benefits provided, the existence of expense charge guarantees and guaranteed annuity rates.


Item 33.  Representation

         The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 19th day of December, 1996.


                          VARIABLE ANNUITY ACCOUNT SIX
                                  (Registrant)

                          By: ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                  (Depositor)


                          By:  /s/ JAY S. WINTROB
                             ----------------------------------------
                                  Jay S. Wintrob
                                  Executive Vice President

                          By: ANCHOR NATIONAL LIFE INSURANCE COMPANY
                              (Depositor, on behalf of itself and Registrant)


                          By:   /s/ JAY S. WINTROB
                             ----------------------------------------
                                  Jay S. Wintrob
                                  Executive Vice President



                               POWERS-OF-ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints LORIN M. FIFE, SUSAN L. HARRIS AND CHRISTINE A. NIXON or each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, as fully to all intents as he or she might or could do in person, including specifically, but without limiting the generality of the foregoing, to (i) take any action to comply with any rules, regulations or requirements of the Securities and Exchange Commission under the federal securities laws; (ii) make application for and secure any exemptions from the federal securities laws; (iii) register additional annuity contracts under the federal securities laws, if registration is deemed necessary. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents or any of them, or their substitutes, shall do or cause to be done by virtue thereof.

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated.


SIGNATURE                 TITLE                             DATE



/s/ ELI BROAD             President, Chief            December 19, 1996
------------------------  Executive Officer and
Eli Broad                 Chairman  of the Board
                          (Principal Executive
                              Officer)


/s/ SCOTT L. ROBINSON     Senior Vice President       December 19, 1996
------------------------      and Director
Scott L. Robinson         (Principal Financial
                              Officer)


/s/ N. SCOTT GILLIS       Senior Vice President       December 19, 1996
------------------------      and Controller
N. Scott Gillis           (Principal Accounting
                              Officer)


/s/ JAMES R. BELARDI          Director                December 19, 1996
------------------------
James R. Belardi



/s/ LORIN M. FIFE             Director                December 19, 1996
------------------------
Lorin M. Fife



/s/ JANA W. GREER             Director                December 19, 1996
------------------------
Jana W. Greer

/s/ SUSAN L. HARRIS           Director                December 19, 1996
------------------------
Susan L. Harris


/s/ PETER MCMILLAN            Director                December 19, 1996
------------------------
Peter McMillan


/s/ JAY S. WINTROB            Director                December 19, 1996
------------------------
Jay S. Wintrob



/s/ JAMES W. ROWAN            Director                December 19, 1996
------------------------
James W. Rowan



/s/ JOSEPH M. TUMBLER         Director                December 19, 1996
------------------------
Joseph M. Tumbler

                                 EXHIBIT INDEX



Exhibit          Description

(15)             Powers of Attorney
                 (included on signature page)